                                                      Registration No. 333-447
                                                                      811-7505

   As filed with the Securities and Exchange Commission on February 21, 1997.
 ------------------------------------------------------------------------------



                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                        ------------------------------


                                   FORM N-14

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ____  /   /
Post-Effective Amendment No. 1    / x /

                               INTRUST FUNDS TRUST
               (Exact Name of Registrant as Specified in Charter)

                     3435 Stelzer Road, Columbus, Ohio 43219
                    (Address of Principal Executive Offices)

                                 (800) 717-4568
              (Registrant's Telephone Number, including Area Code)

                         ------------------------------


                            George O. Martinez, Esq.
                            BISYS Fund Services, Inc.
                                3435 Stelzer Road
                              Columbus, Ohio 43219
                     (Name and Address of Agent for Service)

                         ------------------------------


                          Communication and Copies to:


       Steven R. Howard, Esq.                    Edward B. Baer, Esq.
          Baker & McKenzie                      Morgan Lewis & Bockius
          805 Third Avenue                        1800 M Street, NW
      New York, New York 10022                  Washington, D.C. 20036

           Phillip Owings                        SEI Fund Management
         INTRUST Bank, N.A.                    Oaks, Pennsylvania 19456
   105 North Main Street/Box One
       Wichita, Kansas 67201

                                                Sheldon A. Jones, Esq.
                                               Dechert, Price & Rhodes
                                             1500 K Street, NW, Suite 500
                                                 Washington, DC 20005



               Sequential Numbering System: Page 1 of ___ pages
           Exhibit Index appears on Sequentially numbered page ___

Approximate Date of Proposed Public Offering: As soon as practicable following the effective date of this Registration Statement.

                            THE INTRUST FUNDS TRUST
                       Form N-14 Registration Statement
                      Cross-Reference Sheet Pursuant to
                 Rule 481(a) under the Securities Act of 1933


                  Part A                                      Caption Prospectus/Proxy Statement
                  ------                                      ----------------------------------
Item 1.  Beginning of Registration Statement and           Cover Page; Cross-Reference Sheet
         Outside Front Cover Page of Prospectus

Item 2.  Beginning and Outside Back Cover Page             Table of Contents
         of Prospectus

Item 3.  Synopsis Information and Risk Factors             Summary; Principal Risk Factors

Item 4.  Information About the Transaction                 Summary; Information Relating to the Proposed
                                                           Reorganizations; Comparison of Investment Policies
                                                           and Risk Factors; Comparison of the Trusts;
                                                           Information Relating to Voting Matters; Appendix A;
                                                           Appendix B

Item 5.  Information About the Registrant                  Cover Page; Summary; Additional Information

Item 6.  Information About the Company                     Cover Page; Summary; Additional Information

Item 7.  Voting Information                                Cover Page; Information Relating to Voting Matters

Item 8.  Interest of Certain Persons and Experts           Not applicable

Item 9.  Additional Information Required for               Not applicable
         Reoffering by Persons Deemed to be
         Underwriters

                          Part B                             Caption in Statement of Additional Information
                          ------                             ----------------------------------------------

Item 10. Cover Page                                        Cover Page

Item 11. Table of Contents                                 Table of Contents

Item 12. Additional Information About the                  Statement of Additional Information for INTRUST
         Registrant                                        Funds Trust

Item 13. Additional Information About the                  Statement of Additional Information for SEI Tax-
         Company Being Acquired                            Exempt Trust

Item 14. Financial Statements                              Pro Forma Financial Statements; Financial Statement
                                                           of Additional Information for SEI Fund; Financial
                                                           Statements for SEI Fund

                          Part C                             Caption in Part C
                          ------                             -----------------

Item 15. Indemnification                                   Indemnification

Item 16. Exhibits                                          Exhibits

Item 17. Undertakings                                      Undertakings

                                      (i)

     It is proposed that this filing will become effective on March 24, 1997 pursuant to Rule 488 under the Securities Act of 1933.


     Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has previously filed a declaration registering an indefinite number of shares of beneficial interest on Form N-1A (Registration Nos. 333-447 and 811-7505). Accordingly, no filing fee is due in connection with this Registration statement. A copy of Registrant's earlier Declaration pursuant to Rule 24f-2 is filed herewith as an exhibit. Pursuant to Rule 429, this Registration Statement relates to the above-referenced Registration Statement on Form N-1A.


                                     (ii)

                             SEI TAX EXEMPT TRUST
                       KANSAS TAX FREE INCOME PORTFOLIO
                           Oaks, Pennsylvania 19456

March __, 1997


Dear Shareholder:


     A Special Meeting of Shareholders of Kansas Tax Free Income Portfolio (the "SEI Kansas Portfolio"), a series of the SEI Tax Exempt Trust (the "SEI Trust") has been called for April __, 1997 to address matters that are important to you.


     As you may know, INTRUST Bank, N.A. ("INTRUST"), the investment adviser to the SEI Kansas Portfolio, has taken steps to consolidate its mutual fund investment advisory activities. In the first step of its consolidation process, INTRUST has recently organized its own family of mutual funds, named INTRUST Funds Trust ("INTRUST Funds"). INTRUST Funds is a Delaware business trust and an open-end diversified management investment company. INTRUST Funds has multiple series, one of which will be the Kansas Tax-Exempt Bond Fund (the "INTRUST Kansas Portfolio"), a series with the same investment objectives as the SEI Kansas Portfolio. INTRUST Funds have the ability to adopt a "master-feeder" structure which means that each series of INTRUST Funds will seek to achieve its investment objective by investing all of that series' investable assets in a corresponding series of a master portfolio with the same investment objective of the respective series of INTRUST Funds.


     As the next step in the consolidation process, you are being asked to consider and approve a proposed Agreement and Plan of Reorganization (the "Reorganization Agreement"). The Reorganization Agreement provides that the SEI Kansas Portfolio will transfer substantially all of its assets and its stated liabilities to the newly created INTRUST Kansas Portfolio. If approved by shareholders, the transaction is expected to occur on or after May __, 1997.


     The Board of Trustees of the SEI Trust has considered a variety of factors and unanimously approved the Reorganization Agreement and transactions contemplated thereby. The reorganization is expected to benefit shareholders because:

         - Shareholders will have a broader array of INTRUST-advised investment options and distribution channels available to them.

         - Immediately following the reorganization, shareholders will experience the same actual total expense ratios.

         - INTRUST has made a voluntary commitment that through its first year of operation the actual total expense ratio for the INTRUST Kansas Portfolio shall be no greater than the actual total expense ratio of the SEI Kansas Portfolio.

You should consider the following in connection with the proposed reorganizations:

         - The reorganization transaction will not result in a change in the value of your investment.

         - The reorganization transaction will be tax-free and will not involve any sales loads, commissions or transaction charges.

         - The investment policies and objective of the INTRUST Kansas Portfolio are the same as the objective and policies of SEI Kansas Portfolio.

         - INTRUST will serve as the investment adviser to the INTRUST Kansas Portfolio, thus providing continuity of investment management.

     The Reorganization Agreement and other related matters are discussed in detail in the enclosed Combined Proxy Statement/Prospectus, which you should read carefully.

VOTING INSTRUCTIONS


     Enclosed is a proxy card for the meeting. We urge you to read the enclosed Combined Proxy Statement/Prospectus and to vote by completing, signing and returning the enclosed proxy card in the prepaid envelope. Every vote counts.


     We are excited about the reorganization and the potential benefits it provides to shareholders who invest in INTRUST Funds. Hopefully, you will agree by voting yes and returning your proxy card as soon as possible.

                                                Sincerely,



                                                David Lee, President

                                                                PRELIMINARY COPY



                             SEI TAX EXEMPT TRUST
                       KANSAS TAX FREE INCOME PORTFOLIO
                           OAKS, PENNSYLVANIA 19456

                  NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON APRIL __, 1997


     NOTICE IS HEREBY GIVEN THAT a Special Meeting of the Shareholders of Kansas Tax Free Income Portfolio (the "SEI Kansas Portfolio"), a series of SEI Tax Exempt Trust (the "SEI Trust") will be held at 105 North Main Street, Wichita, Kansas 67202, on April __, 1997, at __:00 __.m. Eastern Time for the following purposes:

     ITEM 1. To consider and act upon a proposal to approve an Agreement and Plan of Reorganization and the transactions contemplated thereby, including (a) the transfer of substantially all of the assets and stated liabilities of the SEI Kansas Portfolio to the Kansas Tax-Exempt Bond Fund ("INTRUST Kansas Portfolio"), a series of the newly organized INTRUST Funds Trust ("INTRUST Funds") in exchange for shares of INTRUST Kansas Portfolio's Institutional Service Class; and (b) the distribution of the Shares so received to shareholders of the SEI Kansas Portfolio.

     ITEM 2. To transact such other business as may properly come before the Special Meeting or any adjournment(s) thereof.

     The proposed reorganization and related matters are described in the attached Combined Proxy Statement/Prospectus. Appendix A to the Combined Proxy Statement/Prospectus is a copy of the Agreement and Plan of Reorganization. A copy of the Prospectus for the INTRUST Kansas Portfolio is included with this Combined Proxy Statement/Prospectus.

     Shareholders of record of the SEI Kansas Portfolio as of the close of business on March 5, 1997 are entitled to notice of, and to vote at, the Special Meeting or any adjournment(s) thereof.

     SHAREHOLDERS OF THE SEI KANSAS PORTFOLIO ARE REQUESTED TO EXECUTE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE THE ACCOMPANYING PROXY CARD WHICH IS BEING SOLICITED BY THE SEI TRUST'S BOARD OF TRUSTEES. THIS ACTION WILL HELP ENSURE THAT A QUORUM IS PRESENT AT THE SPECIAL MEETING. PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED BY SUBMITTING TO SEI TAX EXEMPT TRUST A WRITTEN NOTICE OF REVOCATION OR A SUBSEQUENTLY EXECUTED PROXY OR BY ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON.

                                                By Order of the Trustees,

                                                Richard W. Grant
                                                Secretary
March __, 1997                                  SEI TAX EXEMPT TRUST

                               TABLE OF CONTENTS

SUMMARY......................................................................7
     Background..............................................................7
     Summary of the Reorganization Agreement.................................7
     Federal Income Tax Consequences.........................................7
     Overview of the Sei Trust and the Intrust Funds.........................8
     Certain Arrangements with Service Providers.............................8
     Purchase and Redemption Procedures, Distributions and Exchange
       Privilege.............................................................9
     Principal Risk Factors ................................................12

INFORMATION RELATING TO THE PROPOSED REORGANIZATION.........................13
     Description of The Reorganization Agreement............................13
     Capitalization.........................................................14
     Federal Income Tax Consequences........................................14

COMPARISON OF INVESTMENT POLICIES AND RISK FACTORS..........................15
     Investment Policies....................................................15
     Risk Factors...........................................................15

OTHER INFORMATION...........................................................16
     General................................................................16
     Term of Trustees.......................................................16
     Liability of Trustees..................................................16
     Shareholder Liability..................................................16
     Voting.................................................................16
     Liquidation or Dissolution.............................................17
     Shareholder Meetings...................................................17
     Rights of Inspection...................................................17

INFORMATION RELATING TO VOTING MATTERS......................................17
     General Information....................................................17
     Solicitation of Proxies................................................17
     Voting Securities And Principal Holders Thereof........................18
     Appraisal Rights.......................................................18
     Quorum.................................................................18

ADDITIONAL INFORMATION ABOUT THE SEI TRUST..................................19

FINANCIAL HIGHLIGHTS........................................................19

OTHER BUSINESS..............................................................20

SHAREHOLDER INQUIRIES.......................................................20

APPENDIX A - AGREEMENT AND PLAN OF REORGANIZATION...........................21

APPENDIX B - ADDITIONAL INVESTMENT RESTRICTION..............................41

APPENDIX B - ADDITIONAL INVESTMENT RESTRICTIONS.............................42

                                                              PRELIMINARY COPY



                       COMBINED PROXY STATEMENT/PROSPECTUS
                              DATED MARCH __, 1997

                              SEI TAX-EXEMPT TRUST
                            OAKS, PENNSYLVANIA 19456
                                 (800) 342-5734


                               INTRUST FUNDS TRUST
                                3435 STELZER ROAD
                              COLUMBUS, OHIO 43219
                                 (800) 266-8787

         This Combined Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the Board of Trustees of SEI Tax-Exempt Trust ("SEI Trust") in connection with a Special Meeting (the "Meeting") of shareholders of Kansas Tax Free Income Portfolio (the "SEI Kansas Portfolio"), a series of the SEI Trust, to be held on April __, 1997 at __:00 _.m. Eastern Time at the offices of INTRUST Bank, NA, 105 North Main Street, Wichita, Kansas 67202, at which shareholders of the SEI Kansas Portfolio will be asked to consider and approve a proposed Agreement and Plan of Reorganization dated ______________, 1997 (the "Reorganization Agreement") by and between the SEI Trust and the newly organized INTRUST Funds Trust (the "INTRUST Funds"), as further described below.

         SEI Trust and the INTRUST Funds are registered, open-end, management investment companies. INTRUST Bank, N.A. ("INTRUST") currently provides investment advisory services to the SEI Kansas Portfolio and to the INTRUST Funds.


         The Reorganization Agreement provides that the SEI Kansas Portfolio (the "Reorganizing Fund") will transfer substantially all its assets and its stated liabilities to the Kansas Tax-Exempt Bond Fund, (the "INTRUST Kansas Portfolio") a series of the INTRUST Funds (the "Acquiring Fund"). The INTRUST Kansas Portfolio is a new fund with no operating history.



         In exchange for the transfer of these assets and liabilities of the Reorganizing Fund pursuant to the Reorganization Agreement, the INTRUST Funds will simultaneously issue shares of the Acquiring Fund to the Reorganizing Fund. The Reorganizing Fund will then distribute shares of the Acquiring Fund to its shareholders, in liquidation of the Reorganizing Fund. As a result, upon completion of the transaction, the Reorganizing Fund will cease to operate and its shareholders will be shareholders of the Acquiring Fund.

         The SEI Trust offers the following two classes of shares: Class A and Class B. The Reorganizing Fund currently offers only Class A Shares. Financial institutions may acquire Class A Shares for their own account, or as a record owner on behalf of fiduciary agency or custody accounts. The INTRUST Funds currently offers the following two classes of Shares: Institutional Service Class and Institutional Premium Class. The INTRUST Funds are offered at net asset value without a sales load only to certain institutional investors, or other investors who at the time of purchase have a balance of $1,000 or more invested in any of the INTRUST Funds, are purchased through a trust investment manager or account manager or administered by INTRUST, are employees of BISYS, or any other service provider, or employees of INTRUST Financial Corporation or any of its affiliates. Shareholders in the Institutional Premium Class of shares may be subject to an additional shareholder servicing charge of up to 0.50% of average net assets. As part of the Reorganization, SEI Kansas Portfolio will receive shares of the INTRUST Kansas Portfolios' Institutional Service Class shares.



         This Combined Proxy Statement/Prospectus sets forth the information that a Shareholder of the SEI Kansas Portfolio should know before voting on the Reorganization Agreement, and should be retained for future reference. The INTRUST Kansas Portfolio's Prospectus dated January 8, 1997 is included with this Combined Proxy Statement/Prospectus and is incorporated herein by reference. The Statement of Additional Information relating to INTRUST Kansas Portfolio dated January 8, 1997, and this Combined Proxy Statement/Prospectus dated March __, 1997, and the Prospectus and Statement of Additional Information relating to the SEI Kansas Portfolio dated December 31, 1996, are on file with the Securities and Exchange Commission (the "SEC"), and are available without charge upon oral or written request by writing or calling either

SEI Trust or INTRUST Funds at the applicable address and telephone number indicated above. The above mentioned Prospectuses and Statements of Additional Information are incorporated herein by reference.

     This Combined Proxy Statement/Prospectus constitutes the proxy statement of SEI Trust for its meeting of shareholders and INTRUST Funds' prospectus for shares of the Acquiring Fund that have been registered with the SEC and are being issued in connection with the Reorganization. This Combined Proxy Statement/Prospectus is expected to first be sent to shareholders on or about March __, 1997.


     THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     THE SECURITIES OF THE INTRUST FUNDS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS COMBINED PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS COMBINED PROXY STATEMENT/PROSPECTUS AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SEI TRUST OR THE INTRUST FUNDS.

     SHARES OF THE INTRUST FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, INTRUST OR ANY OF ITS AFFILIATES. SHARES OF THE INTRUST FUNDS ARE NOT FEDERALLY INSURED BY, GUARANTEED BY, OBLIGATIONS OF OR OTHERWISE SUPPORTED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENTAL AGENCY. INVESTMENT RETURN AND PRINCIPAL VALUE WILL VARY AS A RESULT OF MARKET CONDITIONS OR OTHER FACTORS SO THAT SHARES OF THE INTRUST FUNDS WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST. AN INVESTMENT IN THE INTRUST FUNDS INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED. IN ADDITION, THE AMOUNT OF DIVIDENDS PAID BY A FUND WILL INCREASE AND DECREASE.

                                    SUMMARY

     The following is a summary of certain information relating to the proposed Reorganization, related transactions, and the parties thereto, and is qualified by reference to the more complete information contained elsewhere in this Combined Proxy Statement/Prospectus, the Prospectuses and Statements of Additional Information of the SEI Kansas Portfolio and INTRUST Kansas Portfolio and the form of Reorganization Agreement attached to this Combined Proxy Statement/Prospectus as Appendix A.

BACKGROUND.


     INTRUST is the investment adviser to the SEI Kansas Portfolio and to the newly organized INTRUST Funds. After careful consideration of the investment portfolios of the funds, the multi-class structures of and distribution functions performed for the funds, the shareholder servicing requirements of each fund, compliance functions and other factors relating to the operation of SEI Trust and the INTRUST Funds, INTRUST concluded that the SEI Kansas Portfolio and the INTRUST Kansas Portfolio could achieve operating efficiencies and would benefit from being managed and marketed on a coordinated basis.


     Accordingly, INTRUST recommended to the Trustees of SEI Trust that they approve the Reorganization and submit the Reorganization to the shareholders of the Reorganizing Fund for approval. Likewise, INTRUST recommended to the Trustees of the INTRUST Funds that they approve the Reorganization. At a meeting held on September 16, 1996, after due consideration of the information presented to them concerning the Reorganization, the Trustees of SEI Trust (a) determined that the Reorganization was in the best interests of the Reorganizing Fund, and that the interests of shareholders would not be diluted thereby, (b) approved the Reorganization Agreement and the Reorganization, and (c) authorized the submission of the Reorganization to shareholders of the Reorganizing Fund for their approval. At a meeting held on November 25, 1996, after consideration of information substantially similar to that presented to the Trustees of SEI Trust, the Trustees of the INTRUST Funds (a) determined, on the basis of information provided by INTRUST, that the Reorganization was in the best interests of the Acquiring Fund and that the interests of shareholders would not be diluted thereby and (b) approved the Reorganization Agreement and the Reorganization.

SUMMARY OF THE REORGANIZATION AGREEMENT.


     The Reorganization will be effected pursuant to a Reorganization Agreement, a copy of which is included as Appendix A. The Reorganization Agreement contemplates that the assets of the Reorganizing Fund will be acquired by the Acquiring Fund in a tax-free exchange for shares issued by the Acquiring Fund and the assumption by the Acquiring Fund of the stated liabilities of the Reorganizing Fund.

     Immediately following such transfer and exchange, the shares of the Acquiring Fund then held by the Reorganizing Fund will be distributed to the Reorganizing Fund's shareholders. Upon consummation of the Reorganization, each holder of Class A Shares of the Reorganizing Fund will receive full and fractional shares of the Institutional Service Class of the Acquiring Fund equal in value to the value of the investor's shares of the Reorganizing Fund immediately prior to the transaction. In this manner, the Acquiring Fund will succeed to the assets and stated liabilities formerly held by the Reorganizing Fund, and the Reorganizing Fund's shareholders will become shareholders of the Acquiring Fund.

     The Reorganization will not be effected until certain conditions are satisfied. These conditions include: the approval of the shareholders of the Reorganizing Fund, the receipt by SEI Trust and the INTRUST Funds of certain opinions of legal counsel, the receipt from the SEC of certain exemptive relief, the confirmation of the accuracy of various representations and warranties made in the Reorganization Agreement, and the parties' performance of their agreements and undertakings made in the Reorganization Agreement. See "Information Relating to the Proposed Reorganization."


FEDERAL INCOME TAX CONSEQUENCES.


     Shareholders of the Reorganizing Fund will recognize no gain or loss for federal income tax purposes on their receipt of shares of the Acquiring Fund. Shareholders of the Acquiring Fund will experience no tax consequences from the Reorganization. The Reorganizing Fund will incur no federal tax liability as a result of the Reorganization, and the Acquiring Fund will recognize no gain or loss for federal tax purposes on its issuance of shares in the Reorganization. See "Information Relating to the Proposed Reorganizations--Federal Income Tax Consequences" for more information.

OVERVIEW OF THE SEI TRUST AND THE INTRUST FUNDS.

     INVESTMENT OBJECTIVES. The Reorganizing Fund and the Acquiring Fund have the same investment objectives and policies. Since the Acquiring Fund is a newly created mutual fund, it is expected that immediately after the reorganization, the investment portfolio of the Acquiring Fund will be identical to the Reorganizing Fund.

     Each of the Reorganizing Fund and the Acquiring Fund's investment objective is preservation of capital while producing current income for investors that is exempt from both federal and Kansas State income taxes.

     See "Comparison of Investment Policies and Risk Factors" below, for further information on the identical investment objectives and policies of the Reorganizing Fund and the Acquiring Fund. Additional information is also set forth in the Acquiring Fund's Prospectus, which is included with this Combined Proxy Statement/Prospectus, the Reorganizing Fund's Prospectus, which is available upon request (as noted above) and the Statements of Additional Information of the Acquiring and Reorganizing Funds, which are also available upon request (as noted above).

CERTAIN ARRANGEMENTS WITH SERVICE PROVIDERS.

     SEI TRUST. INTRUST serves as investment adviser to the Reorganizing Fund. INTRUST is entitled to receive advisory fees from the Reorganizing Fund, computed daily, at a fixed annual rate, expressed as a percentage of average daily net assets. CoreStates Bank, N.A. serves as the custodian of the Reorganizing Fund's assets.


     SEI Trust has entered into an Administrative Services Contract with SEI Fund Management ("SEI") pursuant to which SEI provides certain management and administrative services necessary for the operation of the Reorganizing Fund. SEI also assists the Reorganizing Fund with certain transfer and dividend disbursing agent and fund accounting functions. In addition, the Reorganizing Fund may pay fees to various service organizations which provide them with other administrative services, such as maintaining shareholder accounts and records. SEI Financial Services Company ("SFS") serves as the distributor of the shares of the Reorganizing Fund.

     The Reorganizing Fund has adopted a shareholder servicing plan. Under the plan, the Reorganizing Fund pays SFS a fee at an annual rate based on the average daily net assets of the Reorganizing Fund attributable to Class A Shares, in return for provision of a broad range of shareholder and administrative services.

     See the SEI Trust Prospectus, which is incorporated herein and available upon request, for more information on the Fund's arrangements with service providers.

     INTRUST FUNDS. INTRUST will serve as investment adviser to the Acquiring Fund and will be entitled to receive advisory fees from the Acquiring Fund, computed daily and paid monthly, at a fixed annual rate, expressed as a percentage of average daily net assets. INTRUST will also serve as the custodian of the Acquiring Fund's assets.

     INTRUST Funds has entered into an Administrative Agreement with BISYS Fund Services Limited Partnership ("BISYS") pursuant to which BISYS will provide the Acquiring Fund with a range of management and administrative services necessary for the operation of the Acquiring Fund. BISYS Fund Services, Inc. (the "Transfer Agent"), an affiliate of BISYS, acts as transfer and dividend disbursing agent and fund accountant for the Acquiring Fund. BISYS will be the distributor for the Acquiring Fund. The Acquiring Fund has adopted a Rule 12b-1 Plan and Agreement pursuant to which the Acquiring Fund may pay BISYS in connection with the distribution and marketing of the Acquiring Fund's shares. The Fund has undertaken not to incur any distribution expenses during its first year of operation.

     Acquiring Fund shareholders may also be subject to service organization fees based on the net asset value of shares owned by shareholders with whom the service organization has a servicing relationship. See the INTRUST Fund's Prospectuses, which is included with this Combined Proxy Statement/Prospectus, for more information on the Acquiring Fund's arrangements with service providers.

PURCHASE AND REDEMPTION PROCEDURES, DISTRIBUTIONS AND EXCHANGE PRIVILEGE.


     SEI TRUST. Shares may be purchased through SEI, as transfer agent for the SEI Trust, on each day that the New York Stock Exchange is open for business ("Business Day"). Orders for purchases are executed at the net asset value per share next determined after the order is received by SEI. Shareholders who desire to purchase shares must place their orders with SEI prior to the close of trading on the New York Stock Exchange (presently 4:00 p.m. Eastern Time).


     Shares may be redeemed in whole or in part on any Business Day. Redemption will occur at the net asset value next determined after a redemption request in good order has been received by the SEI Trust. Shares may be redeemed through SEI. Shareholders who desire to redeem shares must place their redemption orders with SEI prior to the closing of the New York stock Exchange.

     The Reorganizing Fund pays dividends at least once annually. The Reorganizing Fund intends to distribute, at least annually, substantially all net capital gains, if any. Shareholders may elect to receive dividends and capital gains in additional shares or cash.


     THE INTRUST FUNDS. Shares may be purchased on any Business Day through authorized brokers, investment advisers and service organizations. Orders for purchase of shares will be executed at the net asset value next determined after an order has been received. Orders received by your broker, investment advisor and service organization in proper order and transmitted to BISYS prior to the close of its Business Day (which is currently 5:00 p.m., Eastern Time), will become effective that day. Subject to certain limited exceptions, the minimum initial investment is $1,000 ($50 for IRAs). The minimum subsequent investment is $50.


     Shares may be redeemed in whole or in part on any Business Day. Redemption will occur at the net asset value determined after a redemption request in good order has been received by the Transfer Agent. Shareholders may redeem through an authorized broker, investment adviser or service organization, or by contacting the Acquiring Fund directly. Shareholders may request that the proceeds be wired to a shareholder's personal bank. The Acquiring Fund reserves the right to redeem, on not less than 30 days' notice, an account that has been reduced by a shareholder to $500 or less.

     The Acquiring Fund declares dividends daily and pays them monthly. The Acquiring Fund declares and pays capital gains, if any, at least once annually. The Acquiring Fund intends to distribute, at least, annually, substantially all net capital gains. Shareholders may elect to receive dividends and capital gains in additional shares or cash.

     Shareholders may exchange from one fund in the INTRUST Funds to another within the same class of shares. The INTRUST Funds retains the right to terminate or modify the exchange privilege in accordance with relevant regulatory restrictions.

     See "Purchase of Fund Shares," "Redemption of Fund Shares" and "Exchange of Fund Shares" in the Acquiring Fund's Prospectuses incorporated in and accompanying this Combined Proxy/Prospectus for additional information on purchase and redemption procedures and exchange privilege.


     COMPARATIVE FEE TABLES. The table below is designed to assist an investor in understanding the various direct and indirect costs and expenses associated with an investment in the relevant class of shares of the Reorganizing Fund and the Acquiring Fund; the table also includes pro forma information for the combined fund resulting from the Reorganization (the "Combined Fund") assuming the Reorganization took place on December 31, 1996 and after adjusting such information to reflect current fees. The expense information for the Reorganizing Fund is based upon expenses for the fiscal year ended August 31, 1996, and expense information for the Acquiring Fund is based on estimated expenses for its first year of operation. The Acquiring Fund has not commenced operations as of the date of this Combined Proxy Statement/Prospectus.

     As indicated in the table below, immediately upon consummation of the Reorganization and absent waivers and reimbursements, the Pro Forma "Total Fund Operating Expenses" for the Combined Fund are expected to be higher than the "Total Fund Operating Expenses" for the Reorganizing Fund based on the information for the respective periods presented. INTRUST has voluntarily agreed to limit the Combined Fund's actual total operating expense ratio through [May 1, 1998] to the actual total operating expense ratio of the Reorganizing Fund as of December 31, 1996. Subject to the foregoing, the applicable fee waivers and expense reimbursements may be reduced or discontinued in the future.

                                                                              SEI
                                            INTRUST KANSAS PORTFOLIO    KANSAS PORTFOLIO      PRO FORMA
                                           INSTITUTIONAL SERVICE CLASS       CLASS A          COMBINED

SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Load Imposed on
Purchases (as a percentage of offering
price) .....................................           None                    None              None

Maximum Sales Load Imposed on
Reinvested Dividends (as a
percentage of offering price) ..............           None                    None              None

Deferred Sales Load (as a percentage
of redemption proceeds) ....................           None                    None              None

Redemption Fees ............................           None(1)                 None              None(1)

Exchange Fees ..............................           None                    None              None

ANNUAL FUND OPERATING EXPENSES
(as a percentage of average net assets)

Management Fees (after waivers and
reimbursements)(2) .........................           0.00%                   0.15%             0.00%

12b-1 Fees (after waiver)(3) ...............           0.00%                   0.00%             0.00%

Other Expenses (after waivers and
reimbursements)(2) .........................           0.21%                   0.06%             0.21%
                                                      -----                   -----             -----

Total Portfolio Operating Expenses
(after waivers and reimbursements)(2) ......           0.21%                   0.21%             0.21%
                                                      =====                   =====             =====


     The purpose of this table is to assist a shareholder in understanding the various costs and expenses that an investor in the Fund will bear.

--------

(1) Shareholders may be charged a wire redemption fee by their bank for receiving a wire payment on their behalf.

(2) INTRUST has committed to waive fees and/or reimburse expenses to maintain Total Portfolio Operating Expenses for the Institutional Service Class at 0.21% for the Fund's first year of operation. Absent such waivers and reimbursements, for the INTRUST Kansas Portfolio, Management Fees would be 0.30%, Other Expenses would be 0.45% and Total Portfolio Operating Expenses would be 0.75%. For the INTRUST Kansas Portfolio, Other Expenses includes shareholder servicing fees of 0.08%. Absent waivers and reimbursements, for the SEI Kansas Portfolio, Management Fees would be 0.45%, other expenses would be 0.31% and Total Operating Expenses would be 0.76%. For the SEI Kansas Portfolio, Other Expenses includes shareholding servicing fees of 0.25%.

(3) The fee under the INTRUST Funds Distribution Plan and Agreement is calculated on the basis of average net assets of the Fund at an annual rate not to exceed 0.25%. The INTRUST Kansas Portfolio will not incur any distribution expenses during its first year of operation.

Example:*

     You would pay the following expenses on a $1,000 investment, assuming (1) 5% gross annual return and (2) redemption at the end of each time period:


                                 INTRUST KANSAS PORTFOLIO        SEI KANSAS PORTFOLIO
                             INSTITUTIONAL SERVICE CLASS SHARES     CLASS A SHARES
                             ----------------------------------     --------------

1 year ....................                 $ 2                         $ 2

3 years ...................                 $ 7                         $ 7

5 years....................                 $12                         $12

10 years...................                 $27                         $27


Without waivers and reimbursements

1 year ....................                 $ 8                         $ 8

3 years ...................                 $24                         $24

5 years....................                 $42                         $42

10 years...................                 $94                         $94


PRINCIPAL RISK FACTORS

      The investment objectives and policies of the Reorganizing and Acquiring Funds are the same. As a result, the risks associated with an investment in the Acquiring Fund are substantially similar to those associated with an investment in the Reorganizing Fund. The investment risks are those typically associated with an investment in a managed portfolio of the specific types of securities and other investments in which the Reorganizing and Acquiring Funds invest. The following highlights the principal risk factors associated with an investment in the Reorganizing Fund and the Acquiring Fund and is qualified in its entirety by the more extensive discussion of risk factors in "Comparison of Investment Policies and Risk Factors" below and in Appendix B and the discussion of risks in the Prospectus and Statements of Additional Information for the Reorganizing and Acquiring Funds.

      The risk associated with investing in the Acquiring Fund (as in the Reorganizing Fund) is that it will have considerable investments in Kansas municipal obligations, and will be more susceptible to factors which adversely effect issuers of Kansas obligations than a mutual fund which does not have as great a concentration in the municipal obligations of one particular state.

      The Acquiring Fund will be affected by factors that affect the financial condition of the State of Kansas, its counties, municipalities and school districts. In addition, since the Acquiring Fund will be invested primarily in bonds, the value of its assets can be expected to vary inversely to changes in interest rates.


INFORMATION RELATING TO THE PROPOSED REORGANIZATION

--------

* This example should not be considered a representation of future expenses which may be more or less than those shown. The assumed 5% annual return is hypothetical and should not be considered a representation of past or future annual return; actual return may be greater or less than the assumed amount.

      DESCRIPTION OF THE REORGANIZATION AGREEMENT. The following summary of the Reorganization Agreement is qualified in its entirety by reference to the Reorganization Agreement attached to this Combined Proxy Statement/Prospectus as Appendix A. The Reorganization Agreement provides that the Acquiring Fund will acquire all or substantially all of the assets of the Reorganizing Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of certain stated liabilities of the Reorganizing Fund on the Closing Date (as defined in the Reorganization Agreement) or such later date as the parties may require as provided for in the Reorganization Agreement.

      The number of full and fractional shares of the Acquiring Fund to be issued to shareholders of the Reorganizing Fund will be determined on the basis of the relative net asset values per share, computed as of the time on the Closing Date at which the Acquiring Fund ordinarily determines it net asset values (currently 4:15 Eastern Time). The net asset value per share for the Acquiring Fund and the Reorganizing Fund will be determined by dividing each fund's respective assets, less liabilities, by the total number of its respective outstanding shares. The assets of the Acquiring Fund and the Reorganizing Fund will be valued in accordance with the valuation practices of the Acquiring Fund using the valuation procedures described under "Pricing and Purchase of Shares" in the current Prospectus of the Acquiring Fund, which accompanies this Combined Proxy Statement/Prospectus.

      Prior to the Closing Date, the Reorganizing Fund will endeavor to discharge all of its known liabilities and obligations. The Acquiring Fund will assume only those liabilities, expenses, costs, charges and reserves reflected on an unaudited statement of assets and liabilities of the Reorganizing Fund as of the time on the Closing Date at which the Acquiring Fund ordinarily determines its net asset values (4:15 Eastern Time) prepared by SEI as administrator of the Reorganizing Fund, in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund will assume only those liabilities of the Reorganizing Fund reflected in that unaudited statement of assets and liabilities and will not assume any other liabilities, whether absolute or contingent.


      As soon after the Closing Date as practicable, the Reorganizing Fund will liquidate and distribute pro rata to its shareholders of record as of the close of business on the Closing Date the full and fractional shares of the Acquiring Fund received by the Reorganizing Fund. Such liquidation and distribution will be accomplished by the establishment of accounts in the name of the Reorganizing Fund's shareholders on the share records of the Acquiring Fund's transfer agent. Each account will represent the respective pro rata number of full and fractional shares of the Acquiring Fund due to such Reorganizing Fund's shareholders.


      The consummation of the transaction contemplated by the Reorganization Agreement is subject to the conditions set forth in the Reorganization Agreement, including the condition that the parties shall have received exemptive relief from the SEC with respect to the issues raised by Section 17(a) of the 1940 Act and concerning the applicability of Rule 17a-8 of the 1940 Act. On February __, 1997, an application was filed for an exemption that, if granted, would permit the Reorganization to be completed as described in this Combined Proxy Statement/Prospectus. There can be no assurance that the relief sought will be obtained, although the type of relief sought has been obtained by others in similar situations. The Reorganizing Fund and the Acquiring Fund do not currently intend to proceed with the Reorganization unless the relief requested from the SEC has been obtained. The Reorganization Agreement may be terminated and the Reorganization abandoned prior to January 1, 1998 by mutual consent of the Boards of Trustees of the SEI Trust and the INTRUST Funds and after that date, by either party upon written notice to the other. In addition, either party may terminate if any condition set forth in the Reorganization Agreement has not been fulfilled or waived by the party entitled to its benefits any time before the Closing Date.

      The obligations of SEI Trust and the INTRUST Funds under the Reorganization Agreement with respect to the Reorganization are also subject to various other conditions provided therein, including the approval of the Reorganization Agreement by the shareholders of the Reorganizing Fund, the receipt of certain opinions of legal counsel (including an opinion regarding the Federal income tax consequences of the Reorganization to be provided by Baker & McKenzie, counsel to the INTRUST Funds), the receipt from the SEC of the regulatory relief described above, the redemption of all Class B Shares of the Reorganizing Fund held by SEI, confirmation of the accuracy of various representations and warranties made therein and the parties' performance of their agreements and undertakings made in the Reorganization Agreement.


      The expenses of the transactions contemplated by the Reorganization, including the cost of proxy solicitation, will be borne by INTRUST. No portion of such expenses will be paid by the Reorganizing Fund or Acquiring Fund.


      Approval of the Reorganization Agreement with respect to the Reorganizing Fund will require the affirmative vote of a majority of the outstanding voting securities present at the Meeting in person or by proxy. If the Reorganization

Agreement is not approved by the Reorganizing Fund, the Board of Trustees of SEI Trust will consider the possible courses of action, including submission to shareholders of a proposal to liquidate the Reorganizing Fund.


      In its consideration and approval of the Reorganization at a meeting on September 16, 1996, the Board of Trustees of SEI Trust considered the recommendation of SEI and INTRUST with respect to the proposed Reorganization; the fact that INTRUST is the investment adviser of both the Reorganizing and Acquiring Funds; the fact that the investment objectives, policies, and portfolios of the Reorganizing and Acquiring Funds will be the same; the fact that the Acquiring Fund is permitted to adopt the master-feeder structure; the shareholder servicing requirements of each fund, compliance functions and other factors relating to the operation of SEI Trust and the INTRUST Funds; the fact that the Reorganization would constitute a tax-free reorganization; the Reorganization is in the best interests of the Reorganizing Fund; and that interests of shareholders would not be diluted as a result of the Reorganization.


      After consideration of all of the foregoing factors, together with certain other factors and information considered to be relevant, SEI Trust's Board of Trustees unanimously approved the Reorganization Agreement and directed that it be submitted to shareholders of the Reorganizing Fund for approval. SEI Trust's Board of Trustees recommends that shareholders vote "FOR" approval of the Reorganization Agreement.

      At a meeting held on November 25, 1996, the Board of Trustees of the INTRUST Funds considered the proposed Reorganization with respect to the Acquiring Funds. Based upon their evaluation of the relevant information provided to them, and in light of their fiduciary duties under federal and state law, the Board of Trustees unanimously determined, on the basis of information provided by INTRUST that the proposed reorganization was in the best interests of the Acquiring Fund and its shareholders, if any, and that the interests of existing shareholders of the Acquiring Fund, if any, would not be diluted as a result of effecting the transaction.


      CAPITALIZATION. Because the Reorganizing Fund will be combined in the Reorganization with the Acquiring Fund and because the Acquiring Fund is a newly created investment company, the total capitalization of the Acquiring Fund after the Reorganization is expected to be equal to that of the Reorganizing Fund before the reorganization. The following table sets forth as of February 18, 1997, (i) the capitalization of the Reorganizing Fund, (ii) the capitalization of the Acquiring Fund, and (iii) the pro forma capitalization of the Acquiring Fund giving effect to the Reorganization. At the time the Reorganization is completed, the resulting capitalization of the Acquired Fund is likely to differ from the pro forma capitalization shown in the table because of the effects of shareholder activity and market price fluctuations in the interim.


                                  SEI KANSAS
                                  PORTFOLIO       INTRUST KANSAS       PRO FORMA
                                  (CLASS A)         PORTFOLIO           COMBINED
                                    (000)      (INSTITUTIONAL CLASS)      (000)
                                  ----------   ----------------------  ----------
Total Net Assets.............     $81,129            $NONE              $81,129
Shares outstanding...........       7,590            $NONE                7,590
Net Asset Value Per Share....     $ 10.69            $NONE              $ 10.69


         FEDERAL INCOME TAX CONSEQUENCES. The Reorganization should be a tax-free transaction from the standpoint of the Reorganizing and Acquiring Fund and their shareholders within the meaning of Section 368 of the Internal
Revenue Code of 1986, as amended, which means that: (1) no gain or loss will be recognized by the Reorganizing Fund upon the transfer of its assets and liabilities to the Acquiring Fund; (2) the tax basis of the assets of the Reorganizing Fund in the hands of the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Reorganizing Fund immediately prior to the transfer; (3) the Acquiring Fund's holding period of the assets of the Reorganizing Fund will include the period during which such assets were held by the Reorganizing Fund; (4) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Reorganizing Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities and obligations of the Reorganizing Fund; (5) no gain or loss will be recognized by the shareholders of the Reorganizing Fund upon the receipt of shares of the Acquiring Fund in exchange for shares of the Reorganizing Fund;
(6) the basis of the shares of the Acquiring Fund received by the shareholders of the Reorganizing Fund will be the same as the basis of the shares of the Reorganizing Fund exchanged therefor; and (7) the holding period of the shares of the Acquiring Fund received by the shareholders of the Reorganizing Fund will include the holding period of the shares of the Reorganizing Fund exchanged therefor, provided that, at the time of the exchange, the shares of the Reorganizing Fund were held as capital assets. Pursuant to the Reorganization Agreement, as a condition to the consummation of the Reorganization, the Reorganizing Fund and Acquiring Fund must receive a favorable opinion of Baker & McKenzie, counsel to the INTRUST Funds, as to the foregoing tax consequences.

      SEI Trust and the INTRUST Funds have not sought a tax ruling from the Internal Revenue Service (the "IRS"), but intend to act in reliance upon the opinion of counsel discussed in the previous paragraph. That opinion will not be binding on the IRS and will not preclude the IRS from adopting a contrary position.

              COMPARISON OF INVESTMENT POLICIES AND RISK FACTORS

      INVESTMENT POLICIES. The investment objectives and policies of the Reorganizing Fund are the same as those of the Acquiring Fund. The following discussion summarizes the investment policies and risk factors for the Reorganizing Fund and the Acquiring Fund. A more complete comparison of the investment restrictions and policies of the Reorganizing and the Acquiring Fund appears in Appendix B. Both the discussion below and the information in Appendix B are qualified in its entirety by discussion elsewhere herein, and in the Prospectus and Statements of Additional Information for the Reorganizing Fund and the Acquiring Fund.


      The Acquiring Fund and the Reorganizing Fund have the same investment objective. Both the Reorganizing Fund's and the Acquiring Fund's investment objective is to preserve capital while producing current income that is exempt from both federal and Kansas state income taxes. Under normal conditions, at least 80% of their net assets will be invested in municipal obligations which produce interest that is exempt from Federal income tax. This investment policy is a fundamental policy of each fund and may only be charged with the approval of shareholders. At least 65% of their assets will be invested in municipal obligations which are exempt from Federal and Kansas state income taxes. The remainder of their assets may be invested in municipal obligation of other states.


      Both the Reorganizing Fund and the Acquiring Fund may purchase (i) municipal bonds rated A or better by Standard and Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's"), and a maximum of 10% of their total assets may be invested in municipal bonds rated BBB by S&P or Baa by Moody's;
(ii) municipal notes rated at least SP-2 by S&P or MIG-2 or V-MIG-2 by Moody's; and (iii) tax-exempt commercial paper rated at least A-1 by S&P or Prime-1 by Moody's.


      The Reorganizing Fund's and the Acquiring Fund's average maturity will be between seven and twelve years.


      RISK FACTORS. The Reorganizing Fund and Acquiring Fund are subject to the same risk factors. The price per share of each fund will fluctuate with changes in value of the investments held by the fund. For example, the value of shares of each fund will generally fluctuate inversely with the movements in interest rates.

      There is, of course, no assurance that either fund will achieve its investment objective or be successful in preventing or minimizing the risk of loss that is inherent in investing in particular types of investment products.

      Because they concentrate their investments in Kansas municipal obligations, each fund may be affected by political, economic or regulatory factors that may impair the ability of Kansas issuers to pay interest on or to repay the principal of their debt obligations. Kansas municipal obligations may be subject to greater price volatility than municipal obligations in general as a result of the effect of supply and demand for these securities which, in turn, could cause greater volatility in the value of the shares of the respective fund.

      Obligations of issuers of Kansas municipal obligations are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bank Reform Act of 1978. In addition, the obligations of such issuers may become subject to the laws enacted in the future by Congress or the Kansas legislature or by referenda extending the time for payment of principal and/or interest, or imposing other constraints upon enforcement of such obligations or upon municipalities to levy taxes. There is also the possibility that, as a result of legislation, litigation involving the taxation of municipal obligations or the rights of municipal obligation holders, or other conditions, the power or ability of any issuer to pay, when due, the principal of and interest on its Kansas municipal obligations may be materially affected. Additional considerations relating to the risks of investing in Kansas municipal obligations can be found in the Prospectus and Statement of Additional Information for the Reorganizing Fund and the Acquiring Fund.

                               OTHER INFORMATION

      GENERAL. SEI Trust and the INTRUST Funds are each open-end management investment companies registered under the 1940 Act. SEI Trust is organized as a business trust under the laws of the Commonwealth of Massachusetts; INTRUST Funds is organized as a business trust under the laws of Delaware. SEI Trust and the INTRUST Funds are governed by a Declaration of Trust, respectively (each a "Trust Agreement"), By-Laws and Boards of Trustees.

      TERM OF TRUSTEES. The term of office of each Trustee of SEI Trust or the INTRUST Funds are unlimited as to duration unless the Trustees themselves adopt a limited term. Assuming that the term remains of unlimited duration, a person serving as a Trustee of SEI Trust or the INTRUST Funds will continue as Trustee until such person resigns, dies or is removed by a written instrument signed by at least two-thirds of the Trustees, by vote of the shareholders holding not less than two-thirds of the shares then outstanding in person or by proxy at any meeting called for that purpose, or by a written declaration signed by shareholders holding not less than two-thirds of the shares then outstanding. Vacancies on either Board may be filled by a majority of the Trustees remaining in office.

      LIABILITY OF TRUSTEES. A Trustee of SEI Trust or the INTRUST Funds will be personally liable only for his or her own willful malfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee. Under the Trust Agreements for SEI Trust and the INTRUST Funds, Trustees and officers will be indemnified for the expenses of litigation against them unless it is determined that the person did not act in good faith in the reasonable belief that the person's actions were in or not opposed to the best interests of the trust or his or her conduct is determined to constitute willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties.

      SHAREHOLDER LIABILITY. Although, as discussed below, the likelihood is remote, it is possible that, under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for the obligations of SEI Trust. However, the Trust Agreement of SEI Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the Trustees. The Trust Agreement also provides for indemnification out of SEI Trust property for all losses and expenses of any shareholder held personally liable for the obligations of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered remote since it is limited to circumstances in which a disclaimer is inoperative and SEI Trust itself would be unable to meet its obligations. Under Delaware law, shareholders of a Delaware business trust, such as the INTRUST Funds, do not have such potential remote liability. A substantial number of mutual funds in the United States are organized as Delaware business trusts.

      VOTING. On each matter submitted to a vote of the shareholders of SEI Trust or the INTRUST Funds, each holder of a share of one of the funds is entitled to one vote for each whole share and to a proportionate fractional vote for each fractional share outstanding in the shareholder's name on the books of the respective Trust. Generally, shares of each of the SEI Trust and the INTRUST Funds vote on a fund-by-fund basis on all matters except (1) matters affecting only the interests of one or more of the funds, in which case only shares of the affected fund or funds would be entitled to vote or (2) when the 1940 Act requires that shares of the funds be voted in the aggregate. There are ordinarily no meetings of shareholders of the SEI Trust or the INTRUST Funds.


      LIQUIDATION OR DISSOLUTION. In the event of the liquidation or dissolution of the SEI Trust or INTRUST Funds, the shareholders of the funds are entitled to receive, when, and as declared by the Trustees, the excess of the assets belonging to the funds over the liabilities belonging to the funds. In either case, the assets so distributable to shareholders of the funds will be distributed among the shareholders in proportion to the number of shares of the funds held by them and recorded on the books of the SEI Trust or INTRUST Funds. Such action may be taken with respect to the SEI Trust or INTRUST Funds by action of the Board of Trustees, without shareholder approval.

      SHAREHOLDER MEETINGS. Neither the SEI Trust or the INTRUST Funds are required to hold annual meetings of their shareholders. Special meetings of SEI Trust and the INTRUST Funds may be called upon written request of shareholders owning at least one-tenth of the Outstanding shares entitled to vote.


      RIGHTS OF INSPECTION. Under Delaware law, shareholders of the INTRUST Funds have the right to inspect all books and records. Under Massachusetts law, SEI Trust Shareholder have the same rights to inspect the records accounts and books of SEI Trust as are permitted shareholders of a Massachusetts Corporation under Massachusetts Corporate law. Currently, each shareholder of a Massachusetts corporation is permitted to inspect the articles, bylaws, stock records, and minutes of shareholder meetings. In either jurisdiction a court may order discovery of all information relevant to a litigation claim.

      The foregoing is only a summary of certain characteristics of the operations of SEI Trust and the INTRUST Funds, the Trust Agreement, By-Laws and applicable state law. The foregoing is not a complete description of the documents cited. Shareholders should refer to the provisions of the SEI Trust and the INTRUST Fund's Trust Agreement, By-Laws and Delaware and Massachusetts law directly for a more complete description.


                    INFORMATION RELATING TO VOTING MATTERS


      GENERAL INFORMATION. This Combined Proxy Statement/Prospectus is being furnished in connection with the solicitation of proxies by SEI Trust's Board of Trustees in connection with the Special Meeting. Only shareholders of record at the close of business on March 5, 1997, will be entitled to vote at the Meeting. On that date there were outstanding and entitled to be voted ____________ shares of the Reorganizing Fund.


      With respect to Fund shares held in any trust account over which SEI has voting power, SEI has advised the INTRUST Funds that (a) if such account is subject to the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") and SEI is not the plan sponsor, SEI will pass voting power through to the plan sponsor, (b) if such account is subject to ERISA and SEI is the plan sponsor, SEI will pass its voting power to an independent third party fiduciary, and (c) with respect to all other such trust accounts, SEI will vote Fund shares in the same manner and proportion as all other Fund shares are voted.


      SOLICITATION OF PROXIES. Proxy solicitations will be made primarily by mail, but proxy solicitations may also be made by telephone, telegraph or personal solicitations conducted by officers and employees of SEI or its affiliates or other representatives of the Reorganizing Fund (who will not be paid for their solicitation activities). [________________ has been engaged by SEI to assist in soliciting proxies, and may contact certain shareholders of the Reorganizing Fund by telephone.] Shareholders who are contacted by ___________ may be asked to cast their vote by telephonic proxy. Such proxies will be recorded in accordance with the procedures set forth below. SEI believes these procedures are reasonably designed to ensure that the identity of the shareholders casting the vote is accurately determined and that the voting instructions of the shareholder are accurately reflected.

      In all cases where a telephonic proxy is solicited, the ___________ representative will ask shareholders for their full name, address, social security or employer identification number, title (if you are authorized to act on behalf of an entity, such as a corporation), and number of shares owned. If the information solicited agrees with the information provided to _________ by SEI, then the ___________ representative will explain the process, read the Proposals listed in the proxy card and ask for the shareholders' instructions on each Proposal. The ___________ representative, although he or she will answer questions about the process, will not recommend to shareholders how they should vote, other than to read the recommendations set forth in this Proxy Statement. Within 72 hours, ____________ will send shareholders a letter or mailgram to confirm their vote and asking them to call ____________ immediately if your instructions are not correctly reflected in the confirmation.

      If you wish to participate in the Meeting and any adjournments thereof, but do not wish to give your proxy by telephone, you may still submit the proxy card included with this Proxy Statement or attend the Meeting in person. Any proxy given by you, whether in writing or by telephone may be revoked at any time before it is voted by a written instruction received by the Secretary of SEI Trust by properly executing a later-dated proxy or by attending the Special Meeting and voting in person.

      VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF. Based on holdings and total shares outstanding as of February 18, 1997, the Trustees and officers of SEI Trust owned as a group less than 1% of the outstanding voting securities of the Reorganizing Fund. If the Reorganization was consummated as of February 18, 1997, the Trustees and officers of SEI Trust would own less than 1% of the outstanding voting securities of the resulting pro forma Combined Fund based on their holdings and total shares outstanding as of February 18, 1997. Based on holdings and total shares outstanding as of February 18, 1997, and assuming consummation of the Reorganization on February 18, 1997, the following persons would own beneficially or of record 5% or more of the outstanding shares of the Reorganizing Fund or the Combined Fund as indicated:

                                        Percentage Owned         Shares Held
                                        ----------------         -----------
Transco & Company                            99.10%             7,520,567.357
c/o INTRUST Bank, N.A.
Attn.:  Kerry Weis
P.O. Box 48698
Wichita, Kansas   67201



         APPRAISAL RIGHTS. Shareholders are not entitled to any rights of share appraisal under SEI Trust's Trust Agreement or under the laws of the State of Massachusetts in connection with the Reorganization. Shareholders have, however, the right to redeem their Reorganizing Fund shares at net asset value until the Reorganization and thereafter former Reorganizing Fund shareholders may redeem the Acquiring Fund shares acquired by them in the Reorganization at net asset value as in effect from time to time.


         QUORUM. A quorum for the transaction of business at the Meeting is constituted with respect to the Reorganizing Fund by the presence in person or by proxy of the holders of not less than a majority of the outstanding shares of such fund entitled to vote at the Meeting. If, by the time scheduled for the Meeting, a quorum of shareholders of the Reorganizing Fund is not present or if a quorum of the Reorganizing Fund's shareholders is present but sufficient votes in favor of the Reorganization are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies from shareholders. Any such adjournment will require the affirmative vote of a majority of the shares present in person or represented by proxy. The persons named as proxies will vote in favor of any such adjournment if they determine that such adjournment and additional solicitation are reasonable and in the interests of the Reorganizing Fund's shareholders. Notice of adjournment of the Meeting with another time and place need not be given, if the time and place are announced at the Meeting and reasonable notice is given to persons present at the Meeting and the adjourned Meeting is held within a reasonable time after the date set for the original Meeting.


         Shareholders of the Reorganizing Fund will vote separately to approve or reject the Reorganization with respect to the Acquiring Fund. The vote of the shareholders of the Acquiring Fund is not being solicited because their approval or consent is not necessary for the Reorganization to be consummated. Each share of the Reorganizing Fund is entitled to one vote and each fractional share thereof is entitled to a fractional vote, on each matter submitted to a vote of its shareholders at the Meeting; no shares have cumulative voting rights. Shares held by two or more persons (whether joint tenants, co-fiduciaries or otherwise) will be voted as follows unless a written instrument or court order providing to the contrary has been filed with the Secretary of SEI Trust: (1) If only one votes, his or her vote will bind all;
(2) if more than one votes, the vote of the majority will bind all; and (3) if more than one votes and the vote is evenly divided, the shares will be voted in accordance with the determination of a majority of such persons and any person appointed to act by a court of competent jurisdiction, or in the absence of such appointment, the vote will be cast proportionately.


         Shares represented by duly appointed proxies in the form included with this Combined Proxy Statement/Prospectus will be voted in accordance with the specifications made. If no specification is made, shares will be voted in accordance with the recommendations of the Trustees of SEI Trust. Proxies may be revoked at any time before they are voted by a written revocation received by the Secretary of SEI Trust, by properly executing a later-dated proxy or by attending the Meeting and voting in person. SEI Trust will request broker-dealer firms, custodians, nominees and fiduciaries to forward proxy material to the beneficial owners of the shares of record held by such persons.


         Approval of the Reorganization requires with respect to the Reorganizing Fund, the affirmative vote of a majority of the outstanding voting securities present at the Meeting in person or by proxy.

         In tallying shareholder votes, abstentions and broker non-votes (i.e., proxies sent in by brokers and other nominees which cannot be voted on a proposal because instructions have not been received from the beneficial owners) will be counted for purposes of determining whether a quorum is present for the purposes of convening the Meeting. If a proposal must be approved by a percentage of "votes cast" on the proposal, abstentions and broker non-votes will not be counted as "votes cast" on the proposal and will have no effect on the result of the vote. If a proposal must be approved by (i) a percentage of voting securities present at the Meeting, or (ii) a majority of the shares issued and outstanding (i.e., the Reorganization), abstentions and broker non-votes will be considered to be both present and issued and outstanding and, as a result, will have the effect of counting as votes against such proposal.

      If the accompanying form of proxy is properly executed and returned in time to be voted at the Meeting, the shares covered thereby will be voted in accordance with the instructions marked thereon by the shareholder. Executed proxies that are unmarked will be voted FOR each proposal submitted to a vote of the shareholders.



                  ADDITIONAL INFORMATION ABOUT THE SEI TRUST


      Information about the INTRUST Funds is included in the Prospectus accompanying this Combined Proxy Statement/Prospectus. Additional information about these Funds is included in its Statement of Additional Information dated January 8, 1997. Copies of the Statement of Additional information and financial statements may be obtained without charge by writing to INTRUST Funds Distributors, Inc., 3435 Stelzer Road, Columbus, Ohio 43219, or by calling INTRUST Funds at 1-888-266-8787. INTRUST Funds is subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, as applicable, and, in accordance with such requirements, files proxy materials, reports and other information with the SEC. These materials can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the offices of INTRUST Funds listed above and at the SEC's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Branch, office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549, at prescribed rates.

      Information about SEI Trust is incorporated herein by reference from its Prospectus and Combined Statement of Additional Information, each dated December 31, 1996. The financial statements for the Reorganizing Fund for the period ended August 31, 1996, is incorporated by reference in the Funds' Statement of Additional Information; the Reorganizing Fund's audited financial statements for the fiscal period ended August 31, 1996, is incorporated by reference into the statement of Additional Information to this Combined Proxy Statement/Prospectus. Copies of the Reorganizing Fund's Prospectus, Statement of Additional Information and financial statements may be obtained without charge by writing or calling SEI Trust at the address and telephone number shown on the cover page of this Combined Proxy Statement/Prospectus. Reports and other information filed by SEI Trust can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Branch, office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549, at prescribed rates.


                             FINANCIAL HIGHLIGHTS

      SEI TRUST FINANCIAL HIGHLIGHTS. The tables set forth below present financial information for the Class A Shares of the Reorganizing Fund. This information is derived from SEI Trust's audited financial statements for the fiscal year ended August 31, 1996. The data should be read in conjunction with the audited financial statements and related notes. The financial highlights for the Reorganizing Fund for prior periods are contained in SEI Trust's Prospectus dated December 31, 1996, and the financial statements for the Reorganizing Fund for prior periods are contained in SEI Trust's Annual Report to Shareholders and are incorporated by reference into SEI Trust's Statement of Additional Information dated December 31, 1996, which Prospectus and Statement of Additional Information are incorporated herein by reference. The INTRUST Funds have no operating history and therefore no financial highlights or financial statements.


                                    Investment
                                    Activities               Distributions
                                    ----------   ----------------------------------------
                                                                                            Net Realized and
                                                                                            Unrealized Gain
                         Net Asset                                                            (Loss) on
                           Value        Net           Net          Net                        Investments      Net Asset
                         Beginning   Investment    Investment    Realized       Total         and Capital     Value End of
                         of Period     Income        Income        Gain      Distributions    Transactions      Period
                         ---------   ----------    ----------    --------    -------------  ----------------  ------------
  KANSAS TAX FREE
  INCOME PORTFOLIO
------------------------
  FOR THE YEAR ENDED
    AUGUST 31, 1996        $10.63       $0.56        $(0.56)       $ --       $ (0.56)       $ (0.12)         $10.51

                                                                                          Ratio of Net
                                                              Ratio of       Ratio of      Investment
                                                            Expenses to        Net          Income to
                                              Ratio of      Average Net     Investment     Average Net
                            Net Assets      Expenses to        Assets        Income to        Assets
                              End of        Average Net    (Excluding Fee   Average Net     (Excluding        Portfolio
                           Period (000)        Assets         Waivers)        Assets        Fee Waivers)     Turnover Rate
                           ------------     -----------    --------------   -----------     ------------     -------------
 KANSAS TAX FREE INCOME
        PORTFOLIO
--------------------------
   FOR THE YEAR ENDED
     AUGUST 31, 1996         $72,066           0.21%            0.51%          5.31%            5.01%           12.71%
--------------------------





                                OTHER BUSINESS

      The Board of Trustees of SEI Tax-Exempt Trust knows of no other business to be brought before the Meeting. However, if any other matters come before the Meeting, proxies which do not contain specific restrictions to the contrary will be voted on such maters in accordance with the judgment of the persons named in the enclosed proxy card.


                             SHAREHOLDER INQUIRIES


      Shareholder inquiries may be addressed to SEI Tax-Exempt Trust in writing at the address on the cover page of this Combined Proxy Statement/Prospectus or by telephoning 1-800-342-5734.

                APPENDIX A - AGREEMENT AND PLAN OF REORGANIZATION

             APPENDIX - FORM OF AGREEMENT AND PLAN OF REORGANIZATION


            THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this ____ day of ______________, 1997, by and between SEI Tax Exempt Trust, a Massachusetts business trust, with its principal place of business at _______________, ________, ________ _____ ("SEI Trust"), and The INTRUST Funds
Trust, a Delaware business trust, with its principal place of business at 3435 Stelzer Road, Columbus, Ohio 43219 ("INTRUST Trust").

            The INTRUST Trust consists of six separate series, one of which is the subject of this Agreement (hereinafter, the "Acquiring Fund"). SEI Trust consists of nine separate series, two of which is the subject of this Agreement (hereinafter, the "Acquired Fund").

            This Agreement governs the proposed issuance of shares of the Acquiring Fund in exchange for all of the assets of the Acquired Fund.

            This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368 of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization ("Reorganization") will consist of the transfer of all or substantially all of the assets of the Acquired Fund in exchange solely for shares of beneficial interest, $.001 par value per share, of the Institutional Service Class Shares (the "Institutional Service Class Shares") of the Acquiring Fund (the "Acquiring Fund's Shares") and the assumption by the Acquiring Fund of certain liabilities of the Acquired Fund and the distribution, after the closing date provided in paragraph 3.1 (the "Closing Date"), of the Acquiring Fund's Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement. Shareholders of the Acquired Fund's Class A Shares shall receive only shares of the Acquiring Fund's Institutional Service Class Shares.

            WHEREAS, INTRUST Trust and SEI Trust are open-end, registered investment companies of the management type and the Acquired Fund owns securities which generally are assets of the character in which the Acquiring Fund is permitted to invest;

            WHEREAS, both INTRUST Trust and SEI Trust are authorized to issue shares of beneficial interest;

            WHEREAS, the Board of Trustees of INTRUST Trust has determined that the exchange of all or substantially all of the assets of the Acquired Fund for the Acquiring Fund's Shares and the assumption of the stated liabilities of the Acquired Fund is in the best interests of the Acquiring Fund's shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction; and

            WHEREAS, the Board of Trustees of SEI Trust has determined that the exchange of all of the assets and certain of the liabilities of the Acquired Fund for the Acquiring Fund's Shares and the assumption of such liabilities by the Acquiring Fund is in the best interests of the Acquired Fund's shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction.

            NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1.    TRANSFER OF ASSETS, ASSUMPTION OF LIABILITIES AND TERMINATION

            1.1 Subject to the requisite approval of the shareholders of the Acquired Fund and to the other terms and conditions herein set forth and on the basis of the representations and warranties contained herein, SEI Trust shall transfer to INTRUST Trust, and INTRUST Trust shall acquire from SEI Trust, at the Closing Date, all or substantially all of the Assets (as such term is hereinafter defined) of the Kansas Tax Free Income Portfolio in exchange for that number of Shares of INTRUST Kansas Tax Exempt Bond Fund determined in accordance with Section 2.1 hereof, and the assumption by the INTRUST Kansas Tax Exempt Bond Fund of the Liabilities (as such term is hereinafter defined) of the SEI Kansas Tax Free Income Portfolio. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing"). SEI Trust will (i) pay or cause to be paid to INTRUST Trust on behalf of the Acquiring Fund any interest received on or after the Closing Date with respect to the Assets of the Acquired Fund and (ii) transfer to INTRUST Trust on behalf of the Acquiring Fund any distributions, rights, stock dividends or other property received by SEI Trust after the Closing Date as distributions on or with respect to the Assets of the Acquired Fund. Any such interest, distributions, rights, stock dividends or other property so paid or transferred, or received directly by INTRUST Trust, shall be allocated by INTRUST Trust to the account of the Acquiring Fund that acquired the Assets to which such property relates.

            1.2 (a) The Assets of the Acquired Fund to be acquired by the Acquiring Fund (the "Assets") shall consist of all property, including without limitation, all cash, securities, commodities and futures, interests and dividends or interest receivables which are owned by the Acquired Fund on the Closing Date, but shall not include corporate books, records or minutes of the Acquired Fund.

                  (b) SEI Trust has provided INTRUST Trust with a list of all the Assets of the Acquired Fund as of the date of execution of this Agreement. SEI Trust reserves the right to sell any of the securities held by the Acquired Fund but will not, without the prior approval of INTRUST Trust, acquire any additional securities for the Acquired Fund other than securities of the type in which the Acquiring Fund is permitted to invest and which satisfy the investment policies, restrictions and other guidelines applicable to the Acquiring Fund. INTRUST Trust will, within a reasonable time prior to the Closing Date, furnish SEI Trust with a statement of the Acquiring Fund's investment objectives, policies and restrictions and a list of the securities, if any, on the Acquired Fund's lists referred to in the first sentence of this paragraph which do not conform to the Acquiring Fund's individual investment objectives, policies, restrictions and guidelines. In the event that the Acquired Fund holds any investments which the Acquiring Fund may not hold, the Acquired Fund will dispose of such securities prior to the Closing Date to the extent practicable and to the extent the Acquired Fund would not be affected adversely by such a disposition. In addition, if it is determined that the portfolio of the Acquired Fund and the Acquiring Fund, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Acquired Fund, if requested by the Acquiring Fund, will dispose of and/or reinvest a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

            1.3 The Acquired Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. The Acquiring Fund shall assume all liabilities, expenses, costs, charges and reserves reflected on unaudited statements of assets and liabilities of the Acquired Fund prepared by SEI Fund Management ("SEI"), as administrator of the Acquired Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Acquired Fund reflected in those unaudited statements of assets and liabilities and shall not assume any other liabilities, whether absolute or contingent (the "Liabilities").

            1.4 As provided in paragraph 3.4, as soon after the Closing Date as is practicable (the "Liquidation Date"), SEI Trust will effect the liquidation of the Acquired Fund in the manner provided in its Trust Instrument and prospectus and in accordance with applicable law, and on and after the Closing Date it shall not conduct any business on behalf of the Acquired Fund except in connection with their liquidation and termination. The Acquired Fund shall distribute pro rata to its shareholders of record determined as of the close of business on the Closing Date (the "Acquired Fund's Shareholders") the Acquiring Fund's Shares received by the Acquired Fund pursuant to paragraph 1.1. Shareholders of the Acquired Fund's Class A Shares shall receive only shares of the Acquiring Fund's Institutional Service Class Shares. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund's Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the name of the Acquired Fund's Shareholders and representing the respective pro rata number and class of the Acquiring Fund's Shares due such shareholders. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund, although after the closing any share certificates representing interests in the Acquired Fund will be deemed to represent the number of the Acquiring Fund's Shares as may be determined in accordance with
Section 2.3. INTRUST Trust shall not issue certificates representing the Acquiring Fund's Shares in connection with such exchange.

            1.5 Ownership of the Acquiring Fund's Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.

            1.6 Any transfer taxes payable upon issuance of the Acquiring Fund's Shares in a name other than the registered holder of the Acquired Fund's shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom the Acquiring Fund's Shares are to be issued and transferred.

            1.7 Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of SEI Trust up to and including the Closing Date and such later dates on which SEI Trust is dissolved and deregistered.

2.    VALUATION

            2.1 The value of the Assets and Liabilities of the Acquired Fund shall be the value of such assets, less liabilities, computed on the Closing Date, using the valuation procedures (including applicable times) set forth in INTRUST Trust's Trust Agreement and then current prospectus or statement of additional information applicable to the Institutional Service Class Shares of the Acquiring Fund.

            2.2 The net asset value of the Acquiring Fund's Shares shall be the net asset value per share of the Institutional Service Class Shares computed on the Closing Date, using the valuation procedures (including applicable times) set forth in INTRUST Trust's Trust Agreement and then current prospectus or statement of additional information applicable to the Institutional Service Class Shares of the Acquiring Fund.

            2.3 The number of the Acquiring Fund's Shares to be issued (including fractional shares, if any) in exchange for the net assets of the Acquired Fund and the assumption of its liabilities shall be determined by dividing the value of the net assets of the Acquired Fund determined by using the same valuation procedures referred to in paragraph 2.1 by the net asset value of the Acquiring Fund's Shares determined in accordance with paragraph 2.2.

            2.4 All computations of value shall be made by BISYS Fund Services. Inc. in accordance with its regular practices as administrator for INTRUST Trust.

3.    CLOSING AND CLOSING DATE

            3.1 The Closing Date shall be the next Friday that is a full business day following satisfaction of all of the conditions set forth in Sections 6, 7 and 8 of this Agreement (other than those conditions which may by their terms be satisfied only at the Closing), or such later date as the parties may agree in writing. All acts taking place at the Closing shall be deemed to take place simultaneously on the Closing Date at 3 p.m. (Central time), unless otherwise provided. The Closing shall be held at such time on the Closing Date at the offices of May 19, 1997 or at such other time(s) and/or place as the parties may agree.

            3.2 CoreStates Bank, National Association, as custodian for SEI Trust (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that: (a) the Acquired Fund's portfolio securities, cash and any other assets shall have been presented for examination to the Acquiring Fund prior to the Closing Date and shall have been delivered in proper form to the Acquiring Fund on the Closing Date and (b) all necessary taxes including all applicable federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities.

            3.3 In the event that on the Closing Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date with respect to the Reorganization shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

            3.4 SEI Trust shall cause SEI, as transfer agent for SEI Trust, to deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund's Shareholders and the number, class and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. INTRUST Trust shall issue and deliver a confirmation evidencing the Acquiring Fund's Shares to be credited on the Closing Date to the Secretary of SEI Trust, or provide evidence satisfactory to SEI Trust that the Acquiring Fund's Shares have been credited to the Acquired Fund's accounts on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.    REPRESENTATIONS AND WARRANTIES

            4.1 SEI Trust, on behalf of the Acquired Fund, represents and warrants to INTRUST Trust, on behalf of the Acquiring Fund, as follows:

                  (a) SEI Trust is a voluntary association with transferable shares of the type commonly referred to as a Massachusetts business trust, duly organized, validly existing under the laws of the Commonwealth of Massachusetts;

                  (b) SEI Trust is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act") is in full force and effect;

                  (c) The current prospectus and statement of additional information of SEI Trust with respect to the Acquired Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

                  (d) SEI Trust is not, and the execution, delivery and performance of this Agreement will not result, in material violation of its Trust Instrument or By-Laws, as each may have been amended to the date hereof or of any agreement, indenture, instrument, contract, lease or other undertaking with respect to the Acquired Fund to which SEI Trust is a party or by which it or any of its series is bound;

                  (e) Neither SEI Trust nor any of its series has any material contracts or other commitments which will be terminated with liability to SEI Trust or any series thereof prior to the Closing Date;

                  (f) Except as otherwise disclosed in writing to and accepted by INTRUST Trust, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against SEI Trust or any of its series with respect to the Acquired Fund or any of the Acquired Fund's properties or assets which if adversely determined would materially and adversely affect its financial condition or the conduct of its business. SEI Trust knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially or adversely affects its business or its ability to consummate the transactions herein contemplated;

                  (g) The statements of assets and liabilities of the Acquired Fund for the period from the commencement of operations to August 31, 1996 (the "1996 Statement") has been audited by Arthur Andersen L.L.P., independent public accountants, and is and will be in accordance with generally accepted accounting principles consistently applied, and the 1996 Statement (copies of which have been furnished to INTRUST Trust) fairly and accurately reflect the financial condition of the Acquired Fund as of such date, and there are no known contingent liabilities of the Acquired Fund as of such date not disclosed therein;

                  (h) Since August 31, 1996, there has not been any material adverse change with respect to the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date that such indebtedness was incurred, provided that for the purposes of this subparagraph (h), a decline in net asset value per share of the Acquired Funds shall not constitute a material adverse change;

                  (i) At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such dates shall have been filed, and all federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of SEI Trust's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

                  (j) For each fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company;

                  (k) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable with no personal liability attaching to the ownership thereof (recognizing that, under Massachusetts law, the Acquired Fund's Shareholders could, under certain circumstances, be held personally liable for obligations of the Acquired Fund) by SEI Trust. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund's Shares, nor is there outstanding any security convertible into any of the Acquired Fund's Shares;

                  (1) At the Closing Date, SEI Trust, on behalf of the Acquired Fund, will have good and marketable title to the Assets and full right, power and authority to sell, assign, transfer and deliver such Assets hereunder and, upon delivery and payment for such Assets, INTRUST Trust, on behalf of the Acquiring Fund, will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund;

                  (m) The execution, delivery and performance of this Agreement has been duly authorized as of the date hereof by all necessary action on the part of SEI Trust's Board of Trustees, and, subject to the receipt of any necessary exemptive relief or no-action assurances requested from the Commission or its Staff with respect to Section 17(a) and 17(d) of the 1940 Act and Rule 17d-1 thereunder, this Agreement will constitute a valid and binding obligation of SEI Trust on behalf of the Acquired Fund, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general principles of equity;

                  (n) The information to be furnished by SEI Trust on behalf of the Acquired Fund for use in no-action requests, applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto;

                  (o) The proxy statement of SEI Trust (the "Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.7 (only insofar as it relates to SEI Trust and the Acquired Fund) will, on the effective date of the Registration Statement and on the Closing Date, (i) comply in all material respects with the applicable provisions of the 1933 Act, the Securities Exchange Act of 1934, as amended (the " 1934 Act"), and the 1940 Act and the regulations thereunder, and (ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading;

                  (p) SEI Trust has no authorized series other than the Acquired Fund, Intermediate-Term Municipal Portfolio, Tax Free Portfolio, Institutional Tax Free Portfolio, California Intermediate-Term Municipal Portfolio, California Tax Exempt Portfolio, Pennsylvania Municipal Portfolio, New York Intermediate-Term Municipal Portfolio and Pennsylvania Tax Free Portfolio;

                  (q) The Acquired Fund has no authorized classes other than the Class A Shares and Class B Shares and all of the issued and outstanding shares of the Class B Shares are, as of the date of this Agreement, held by SEI.

            4.2 INTRUST Trust, on behalf of the Acquiring Fund, represents and warrants to SEI Trust, on behalf of the Acquired Fund, as follows:

                  (a) INTRUST Trust is a voluntary association with transferable shares of the type commonly referred to as a Delaware business trust, duly organized and validly existing under the laws of the State of Delaware;

                  (b) INTRUST Trust is registered as an investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is, or on the date of the Closing will be, in full force and effect;

                  (c) The current prospectus and statement of additional information of INTRUST Trust with respect the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

                  (d) INTRUST Trust is not, and the execution, delivery and performance of this Agreement will not result, in material violation of its Trust Agreement or By-Laws, as each may have been amended to the date hereof or of any agreement, indenture, instrument, contract, lease or other undertaking with respect to the Acquiring Fund to which INTRUST Trust is a party or by which it is bound;

                  (e) Except as otherwise disclosed in writing to and accepted by SEI Trust, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against INTRUST Trust with respect to the Acquiring Fund or the Acquiring Fund's properties or assets which if adversely determined would materially and adversely affect its financial condition or the conduct of their business. INTRUST Trust knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein;

                  (f) The statement of assets and liabilities of INTRUST Kansas Tax Exempt Bond Fund as of December 6, 1996 has been audited by KPMG Peat Marwick LLP, independent public accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statement (copies of which have been furnished to SEI Trust), fairly and accurately reflect the financial condition of the Acquiring Fund as of such date, and there are no known contingent liabilities of the Acquiring Fund as of such date not disclosed therein;

                  (g) Since December 6, 1996, there has not been any material adverse change with respect to the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date that such indebtedness was incurred, except as otherwise disclosed to and accepted by SEI Trust, provided that for the purposes of this subparagraph (g), a decline in net asset value per share of the Acquiring Fund shall not constitute a material adverse change;

                  (h) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law to have been filed by such dates shall have been filed, and all federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of INTRUST Trust's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

                  (i) Since inception, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company;

                  (j) All issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable with no personal liability attaching to ownership thereof (recognizing that, under Delaware law, the Acquiring Fund's Shareholders could, under certain circumstances, be held personally liable for obligations of the Acquiring Fund) by INTRUST Trust. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquiring Fund's Shares, nor is there outstanding any security convertible into any of the Acquiring Fund's Shares;

                  (k) The execution, delivery and performance of this Agreement has been duly authorized as of the date hereof by all necessary action on the part of INTRUST Trust's Board of Trustees, and, subject to receipt of any necessary exemptive relief or no-action assurances requested from the Commission or its Staff with respect to Section 17(a) and 17(d) of the 1940 Act and Rule 17d-1 thereunder, this Agreement will constitute a valid and binding obligation of INTRUST Trust on behalf of the Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general principles of equity;

                  (l) The information to be furnished by INTRUST Trust for use in no-action requests, application for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto; and

                  (m) The Proxy Statement (only insofar as it relates to INTRUST Trust and the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, (i) comply in all material respects with the applicable provisions of the 1933 Act, the 1934 Act and the 1940 Act and the regulations thereunder, and (ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

5.    COVENANTS OF INTRUST TRUST AND SEI TRUST

            5.1 INTRUST Trust and SEI Trust will operate the businesses of the Acquiring Fund and the Acquired Fund, respectively, in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions.

            5.2 SEI Trust will call a meeting of the Acquired Fund's shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

            5.3 SEI Trust covenants that the Acquiring Fund's Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

            5.4 SEI Trust will assist INTRUST Trust in obtaining such information as INTRUST Trust reasonably requests concerning the beneficial ownership of the Acquired Fund's shares.

            5.5 Subject to the provisions of this Agreement, INTRUST Trust and SEI Trust each will take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

            5.6 As promptly as practicable, but in any case within sixty days after the Closing Date, SEI Trust shall furnish INTRUST Trust, in such form as is reasonably satisfactory to INTRUST Trust, statements of the earnings and profits of the Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code, and which will be certified by SEI Trust's President and its Treasurer.

            5.7 SEI Trust will provide INTRUST Trust with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement referred to in paragraph 4.1(o), all to be included in a Registration Statement on Form N-14 of INTRUST Trust (the "Registration Statement"), in compliance with the 1933 Act, the 1934 Act and the 1940 Act, in connection with the meeting of the Acquired Fund's Shareholders to consider approval of this Agreement and the transactions contemplated herein.

            5.8 INTRUST Trust, on behalf of the Acquiring Fund, agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

            5.9 From and after the date of this Agreement, SEI Trust will not issue any additional shares of the Class B Shares of the Acquired Fund. As contemplated by Section 1.4, the Acquired Fund shall redeem all of its shares of the Class B Shares held by SEI immediately prior to the Closing with respect to the Acquired Fund.

6.    CONDITIONS PRECEDENT TO OBLIGATIONS OF SEI TRUST

            The obligations of SEI Trust to consummate the transactions provided for herein shall be subject, at its election, to the performance by INTRUST Trust of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

            6.1 All representations and warranties of INTRUST Trust contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

            6.2 INTRUST Trust shall have delivered to SEI Trust a certificate executed in its name by its President or the President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to SEI Trust and dated as of the Closing Date, to the effect that the representations and warranties of INTRUST Trust made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement and as to such other matters as SEI Trust shall reasonably request;

            6.3 SEI Trust shall have received on the Closing Date a favorable opinion from Baker & McKenzie, counsel to INTRUST Trust, dated as of be Closing Date, in a form reasonably satisfactory to Morgan Lewis & Bockius, counsel to SEI Trust, that:

                  (a) INTRUST Trust is a voluntary association with transferable shares of the type commonly referred to as a Delaware business trust organized pursuant to its Trust Agreement and validly existing under the laws of the State of Delaware with legal power to own all of its properties and assets and to carry on its business, including that of the Acquiring Fund, as presently conducted.

                  (b) The Agreement has been duly authorized, executed and delivered by INTRUST Trust on behalf of the Acquiring Fund and, assuming that the Registration Statement complies with the 1933 Act, the 1934 Act and the rules and regulations thereunder, is a valid and binding obligation of INTRUST Trust enforceable against INTRUST Trust in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

                  (c) The Acquiring Fund's Shares to be issued and delivered to SEI Trust, which SEI Trust will thereafter transfer to the shareholders of the Acquired Fund, all as provided by the Agreement, are duly authorized and upon such delivery will be validly issued and outstanding and fully paid and nonassessable by INTRUST Trust, and no shareholder of INTRUST Trust has any preemptive right to subscription or purchase in respect thereof.

                  (d) The execution and delivery of the Agreement did not, and the consummation of the transactions contemplated therein will not, violate INTRUST Trust's Trust Agreement or By-Laws, or any material provision of any material agreement known to such counsel to which INTRUST Trust is a party or by which it is bound with respect to the Acquiring Fund or, to such counsel's knowledge, result in the acceleration of any obligation or the imposition of any penalty, under any material agreement, judgment or decree to which INTRUST Trust is a party or by which it is bound with respect to the Acquiring Fund.

                  (e) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by INTRUST Trust of the transaction contemplated in the Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, and be 1940 Act, and such as may be required under state securities laws.

                  (f) The descriptions in the Proxy Statement of statutes, legal and governmental proceedings and contracts and other documents, if any, only insofar as they relate to INTRUST Trust or the Acquiring Fund, are accurate and fairly present the information required to be shown.

                  (g) The Registration Statement has become effective under the 1933 Act and, to such counsel's knowledge, no stop order suspending the effectiveness of the Registration

Statement has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the 1933 Act.

                  (h) To such counsel's knowledge (A) no legal or governmental proceedings existing on or before the date of mailing the Proxy Statement, only insofar as they relate to INTRUST Trust or the Acquiring Fund, are required to be described in the Proxy Statement which are not described as required and (B) there are no contracts or documents, only insofar as they relate to INTRUST Trust or the Acquiring Fund, of a character required to be described in the Proxy Statement to be as exhibits to the Registration Statement which are not described or filed as required.

                  (i) INTRUST Trust is a duly registered investment company and, to such counsel's knowledge, its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (j) To such counsel's knowledge (A) no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to INTRUST Trust or any of its properties or assets and (B) INTRUST Trust is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business.

7.    CONDITIONS PRECEDENT TO OBLIGATIONS OF INTRUST TRUST

            The obligations of INTRUST Trust to complete the transactions provided for herein shall be subject, at its election, to the performance by SEI Trust of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

            7.1 All representations and warranties of SEI Trust contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

            7.2 SEI Trust shall have delivered to INTRUST Trust the 1996 Statements and related report and certificate as and when contemplated by
Section 5.9 and statements of assets and liabilities of the Acquired Fund together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of SEI Trust;

            7.3 SEI Trust shall have delivered to INTRUST Trust on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to INTRUST Trust and dated as of the Closing Date, to the effect that the representations and warranties of SEI Trust made in this Agreement and in the certificate contemplated by Section 5.9 are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as INTRUST Trust shall reasonably request;

            7.4 INTRUST Trust shall have received on the Closing Date a favorable opinion of Morgan Lewis & Bockius, counsel to SEI Trust, in a form satisfactory to Baker & McKenzie, counsel to INTRUST Trust, that:

                  (a) SEI Trust is a voluntary association with transferable shares of the type commonly referred to as a Massachusetts business trust organized pursuant to its Trust Agreement and validly existing and in good standing under the laws of the Commonwealth of Massachusetts with legal power to own all of its properties and assets and to carry on its business. including that of the Acquired Fund, as presently conducted.

                  (b) The Agreement has been duly authorized, executed and delivered by SEI Trust on behalf of the Acquired Fund and, assuming that the Registration Statement complies with the 1933 Act, the 1934 Act and the rules and regulations thereunder, is a valid and binding obligation of SEI Trust enforceable against SEI Trust in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

                  (c) The execution and delivery of the Agreement did not, and the consummation of the transactions contemplated therein will not, violate SEI Trust's Trust Instrument or By-Laws, as each may have been amended to the date hereof, or any material provision of any material agreement known to such counsel to which SEI Trust is a party or by which it is bound with respect to the Acquired Fund or, to such counsel's knowledge, result in the acceleration of any obligation or the imposition of any penalty, under any material agreement, judgment, or decree to which SEI Trust is a party or by which it is bound with respect to the Acquired Fund.

                  (d) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by SEI Trust of the transactions contemplated in the Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, and the 1940 Act, and such as may be required under state securities laws.

                  (e) The descriptions in the Proxy Statement of statutes, legal and governmental proceedings and contracts and other documents, if any, only insofar as they relate to SEI Trust or the Acquired Fund, are accurate and fairly present the information required to be shown.

                  (f) To such counsel's knowledge (A) no legal or governmental proceedings existing on or before the date of mailing the Proxy Statement, only insofar as they relate to SEI Trust or the Acquired Fund, are required to be described in the Proxy Statement which are not described as required and (B) there are no contracts or documents, only insofar as they relate to SEI Trust or the Acquired Fund, of a character required to be described in the Proxy Statement or to be filed as exhibits to the Registration Statement which are not described and filed as required.

                  (g) SEI Trust is a duly registered investment company and, to such counsel's knowledge, its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (h) To such counsel's knowledge (A) no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to SEI Trust or any of its properties or assets and (B) SEI Trust is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business.

8.    FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF INTRUST TRUST
      AND SEI TRUST

            If any of the conditions set forth below have not been satisfied on or before the Closing Date with respect to SEI Trust or INTRUST Trust, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement.

            8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of SEI Trust's Trust Instrument and the 1940 Act and certified copies of the resolutions evidencing such approval shall have been delivered to INTRUST Trust. Notwithstanding anything herein to the contrary, neither INTRUST Trust nor SEI Trust may waive the conditions set forth in this paragraph 8.1;

            8.2 On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

            8.3 (a) The parties shall have received (i) an Order from the Commission on an Application Pursuant to Section 17(b) of the 1940 Act for an Order Exempting Proposed Transactions from Section 17(a) of the Act and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder or, alternatively, (ii) an opinion of counsel reasonably satisfactory to all parties that such an order is not required;

                (b) All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no-action" positions of and exemptive orders from such federal and state authorities) deemed necessary by INTRUST Trust or SEI Trust to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of INTRUST Trust or SEI Trust, provided that either party hereto may for itself waive any of such conditions;

            8.4 The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued, and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

            8.5 Except to the extent prohibited by Rule l9b-1 promulgated under the 1940 Act, the Acquired Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Acquired Fund's Shareholders all of the Acquired Fund's investment company taxable income for all taxable years ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carry forward):

            8.6 The parties shall have received a favorable opinion of Baker & McKenzie, addressed to INTRUST Trust and SEI Trust, substantially to the effect that for federal income tax purposes:

                  (a) The transfer of all or substantially all of the Acquired Fund's assets in exchange for the Acquiring Fund's Shares and the assumption by the Acquiring Fund of certain identified liabilities of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368 of the Code, and INTRUST Trust and SEI Trust are each a "party to a reorganization" within the meaning of Section 368 of the Code:

                  (b) No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's Assets to the Acquiring Fund in exchange for the Acquiring Fund's Shares and the assumption by the Acquiring Fund of certain identified liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund's Shares to the Acquired Fund's Shareholders in exchange for their shares of the Acquired Fund;

                  (c) The tax basis of the Acquired Fund's assets acquired by an Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund;

                  (d) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund's Shares and the assumption by the Acquiring Fund of certain identified liabilities of the Acquired Fund:

                  (e) No gain or loss will be recognized by shareholders of the Acquired Fund upon the issuance of the Acquiring Fund's Shares to such shareholders; and

                  (f) The aggregate tax basis for the Acquiring Fund's Shares received by each shareholder of the Acquired Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund's Shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund's Shares to be received by each shareholder of the Acquired Fund will include the period during which the Acquired Fund's Shares exchanged therefor were held by such shareholder (provided that the Acquired Fund's Shares were held as capital assets on the date of the Reorganization).

            Notwithstanding anything herein to the contrary, neither INTRUST Trust nor SEI Trust may waive the conditions set forth in this paragraph 8.6 unless the Board of Trustees of either INTRUST Trust or SEI Trust (including the Trustees who are not "interested persons" thereof), shall have determined that the waiver thereof would not materially affect the shareholders of the Acquired Fund or Acquiring Fund.

9.    INDEMNIFICATION

            9.1 The Acquired Fund will indemnify and hold harmless the Acquiring Fund, its trustees and its officers (for purposes of this paragraph 9. 1, the "Indemnified Parties") against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemnified Parities in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Parties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue statement of a material fact relating to the Acquired Fund contained in the Registration Statement, the Prospectus or the Proxy Statement or any amendment or supplement to any of the foregoing, or arising out of or based upon the omission or alleged omission to state in any of the foregoing a material fact relating to the Acquired Fund required to be stated therein or necessary to make the statements relating to the Acquired Fund therein not misleading, including, without limitation, any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or proceeding, or threatened claim, action, suit or proceeding made with the consent of the Acquired Fund. The Indemnified Parties will notify the Acquired Fund in writing within ten days after the receipt by any one or more of the Indemnified Parties of any notice of legal process or any suit brought against or claim made against such Indemnified Parties as to any matters covered by this paragraph 9.1. The Acquired Fund shall be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this paragraph 9.1, or, if it so elects, to assume at its expense by counsel satisfactory to the Indemnified Parties the defense of any such claim, action, suit or proceeding, and if the Acquired Fund elects to assume such defense, the Indemnified Parties shall be entitled to participate in the defense of any such claim, action, suit or proceeding at their expense. The Acquired Fund's obligation under this paragraph 9.1 to indemnify and hold harmless the Indemnified Parties shall constitute a guarantee of payment so that the Acquired Fund will pay in the first instance any expenses, losses, claims, damages and liabilities required to be paid by it under this paragraph 9.1 without the necessity of the Indemnified Parties' first paying the same.

            9.2 The Acquiring Fund will indemnify and hold harmless, out of its assets but no other assets, the Acquired Fund, its trustees and its officers (for purposes of this paragraph 9.2, the "Indemnified Parties") against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemnified Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Parties may be involved or with which any one or more of the Indemnified Parities may be threatened by reason of any untrue statement or alleged untrue statement of a material fact relating to the Acquiring Fund contained in the Registration Statement, the Prospectus or the Proxy Statement, or any amendment or supplement to any thereof, or arising out of, or based upon, the omission or alleged omission to state in any of the foregoing a material fact relating to the Acquiring Fund required to be stated therein or necessary to make the statements relating to the Acquiring Fund therein not misleading, including without limitation any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or proceeding, or threatened claim, action, suit or proceeding made with the consent of the Acquiring Fund. The Indemnified Parties will notify the Acquiring Fund in writing within ten days after the receipt by any one or more of the Indemnified Parties of any notice of legal process or any suit brought against or claim made against such Indemnified Party as to any matters covered by this paragraph 9.2. The Acquiring Fund shall be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this paragraph 9.2, or, if it so elects, to assume at its expense by counsel satisfactory to the Indemnified Parties the defense of any such claim, action, suit or proceeding, and, if the Acquiring Fund elects to assume such defense, the Indemnified Parties shall be entitled to participate in the defense of any such claim, action, suit or proceeding at their own expense. The Acquiring Fund's obligation under this paragraph 9.2 to indemnify and hold harmless the Indemnified Parties shall constitute a guarantee of payment so that the Acquiring Fund will pay in the first instance any expenses, losses, claim, damages and liabilities required to be paid by it under this paragraph 9.2 without the necessity of the Indemnified Parties' first paying the same.

10.   BROKERAGE FEES AND DEFENSES

            10.1 INTRUST Trust and SEI Trust each represents and warrants to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

            10.2 Except as otherwise provided herein, all expenses of the Acquiring Fund and the Acquired Fund contemplated by this Agreement will be borne by INTRUST. Such expenses include, without limitation: (i) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (ii) expenses incurred in filing of exemption applications, if necessary, with the Securities and Exchange Commission; (iii) expenses associated with the preparation and filing of the Registration Statement under the 1933 Act covering the Acquiring Fund's Shares to be issued pursuant to the provisions of this Agreement; (iv) registration or qualification fees and expenses of preparing and filing such forms as are necessary under applicable state securities laws to qualify the Acquiring Fund's Shares to be issued in connection herewith in each state in which the Acquired Fund's Shareholders are resident as of the date of the mailing of the Proxy Statement to such shareholders; (v) postage in connection with the Registration Statement/Proxy Statement; (vi) printing in connection with the Registration Statement/Proxy Statement; (vii) accounting fees in connection with the transactions; (viii) legal fees in connection with the transactions; and (ix) solicitation costs of the transactions.

11.   ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

            11.1 INTRUST Trust and SEI Trust agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

            11.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

12.   TERMINATION

            12.1 Prior to January 1, 1998, this Agreement may be terminated by the mutual agreement of INTRUST Trust and SEI Trust. After that date, either SEI Trust or INTRUST Trust may terminate this Agreement upon written notice to the other party. In addition, either INTRUST Trust or SEI Trust may at its option terminate this Agreement at or prior to the Closing Date, because:

                  (a) of a material breach by the other of any representation, warranty or agreement contained herein to be performed at or prior to the Closing Date; or

                  (b) condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

            12.2 In the event of any such termination, there shall be no liability for damages on the part of either INTRUST Trust or SEI Trust or their respective Directors, Trustees or officers, to the other party.

13.   AMENDMENTS

            This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by SEI Trust and INTRUST Trust; provided, however, that following the meeting of the Acquired Fund's shareholders called by SEI Trust pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund's Shares to be issued to the Acquired Fund's Shareholders under this Agreement to the detriment of such shareholders without their further approval.

14.   NOTICES

            Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to INTRUST Trust, 3435 Stelzer Road, Columbus, Ohio 43219 (with a copy to Baker & McKenzie, 805 Third Avenue, New York, New York 10022, Attention: Steven R. Howard, Esq.), or to SEI Trust, Oaks, Pennsylvania 19456 (with a copy to Morgan Lewis Bockius, 1800 M Street, N.W., Washington, DC 20036, Attention: Edward B. Baer, Esq.

15.   HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT;
      LIMITATION OF LIABILITY

            15.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

            15.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

            15.3 This Agreement shall be governed by and construed in accordance with the laws of the State of [Massachusetts].

            15.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

            15.5 (a) It is expressly agreed that the obligations of the Acquiring Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of INTRUST Trust personally, but bind only the trust property of INTRUST Trust and the Acquiring Fund, as provided in the Trust Agreement of INTRUST Trust. The execution and delivery of this Agreement have been authorized by the Trustees of INTRUST Trust and executed by authorized officers of INTRUST Trust on behalf of the Acquiring Fund, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Acquiring Fund as provided in the Trust Agreement of INTRUST Trust.

                  (b) It is expressly agreed that the obligations of the Acquired Fund hereunder shall not be binding upon any of the trustees, shareholders, nominees, officers, agents or employees of SEI Trust personally, but bind only the trust property of SEI Trust and the Acquiring Fund, as provided in the Trust Instrument of SEI Trust. The execution and delivery of this Agreement have been authorized by the Trustees of SEI Trust and executed by authorized officers of SEI Trust on behalf of the Acquired Fund, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the property of the Acquired Fund as provided in the Trust Instrument of SEI Trust.

                  (c) With respect to the obligations of INTRUST Trust on behalf of the Acquiring Fund or of SEI Trust on behalf of the Acquired Fund arising out of this Agreement. the parties hereto shall look for payment or satisfaction of such obligation solely to the assets of property of the Acquiring Fund or Acquired Fund (as applicable) to which such obligation relates.

            IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its Chairman of the Board, President or Vice President and its seal to be affixed thereto and attested by its Secretary or Assistant Secretary.

Attest:                                   INTRUST Funds Trust on behalf of the
                                          Acquiring Fund


                                     By:
---------------------------------        -----------------------------------
Secretary                                 Name:
                                          Title:

Attest:                                   SEI Tax Exempt Trust on behalf of the
                                          Acquired Fund

                                     By:
---------------------------------        -----------------------------------
Secretary                                 Name:
                                          Title:

Agreed and Acknowledged as to Sections 10.2 and 11.2:

INTRUST BANK, N.A.


By:
    -----------------------------------
     Name:
     Title:

                 APPENDIX B - ADDITIONAL INVESTMENT RESTRICTIONS

    ADDITIONAL INVESTMENT RESTRICTIONS. Both the Reorganizing and Acquiring Funds have investment policies restricting the scope of their investments in addition to those discussed in the body of this Combined Proxy Statement/Prospectus. Neither the Reorganizing Fund nor the Acquiring Fund may change fundamental investment policies without the affirmative vote of the holders of a majority of the outstanding shares (as defined in the 1940 Act) of the particular Reorganizing or corresponding Acquiring Fund. However, investment policies that are not fundamental may be changed by the Board of Trustees without shareholder approval. The formal investment restrictions of the Reorganizing Funds and their corresponding Acquiring Funds are identical. The tables below presents restrictions of the Reorganizing Fund and corresponding Acquiring Fund. Fundamental policies are followed by an (F); non-fundamental policies are followed by an (NF).



THE FUND MAY NOT:

1. Borrow money except for temporary or emergency purposes and then only in an amount not exceeding 10% of the value of total assets. This borrowing provision is included solely to facilitate the orderly sale of portfolio securities to accommodate heavy redemption requests if they should occur and is not for investment purposes. All borrowings of the Portfolios, in excess of 5% of its total assets, will be repaid before making additional investments and any interest paid on such borrowings will reduce income. (F)

2. Purchase securities of other investment companies except that the Fund purchase securities of money market funds as permitted by the 1940 Act and the rules and regulations thereunder. (NF) In addition, notwithstanding any other policy, unlike the Reorganization Fund Portfolio, the Acquiring Fund will adopt fundamental policy such that it may invest all of its investable assets in an investment company.

3. Make loans, except that the Fund may purchase or hold debt instruments in accordance with its investment objective and policies and may enter into repurchase agreements, provided that repurchase agreements maturing in more than seven days, restricted securities and other illiquid securities are not to exceed, in the aggregate, 10% of the Portfolio's net assets. (F)


4. Pledge, mortgage or hypothecate assets except to secure temporary borrowings permitted by (1) above in aggregate amounts not to exceed 10% of the net assets of such Portfolio taken at current value at the time of the incurrence of such loan. (NF)


5.  Invest in companies for the purpose of exercising control. (F)

6.  Acquire more than 10% of the voting securities of any one issuer. (NF)

7. Purchase or sell real estate, real estate limited partnership interests, commodities or commodities contracts including futures contracts.(F) However, subject to its permitted investments, the Fund may invest in municipal securities or other obligations secured by real estate or other interests therein.


8. Make short sales of securities, maintain a short position or purchase securities on margin, except that the Fund may obtain short-term credits as necessary for the clearance of security transactions. (NF)


9. Act as an underwriter of securities of other issuers except as it may be deemed an underwriter in selling a portfolio security. (F)

10. Issue senior securities (as defined in the 1940 Act) except in connection with permitted borrowings as described in the Prospectuses and its Statement of Additional Information or as permitted by rule, regulation or order of the SEC. (F)

11. Purchase or retain securities of an issuer if, to the knowledge of the Trust, an officer, trustee, partner or director of the Trust or any investment adviser of the Trust owns beneficially more than 1/2 of 1% of the shares or securities of such issuer and all such officers, trustees, shares or securities of such issuer and all such officers, trustees, partners and directors owning more than 1/2 of 1% of such shares or securities together own more than 5% of such shares or securities. (NF)

12. Purchase securities of any company which has (with predecessors) a record of less than three years continuing operations (except (i) obligations issued or guaranteed by the United States Government, its agencies or instrumentalities, or (ii) municipal securities which are rated by at least two nationally recognized municipal bond rating services or determined by the Adviser to be of "high quality") if, as a result, more than 5% of the total assets (taken at current value) would be invested in such securities.
    (NF)

13. Purchase warrants, calls, straddles, spreads or combinations thereof. (NF)

14. Invest in interests in oil, gas or other mineral exploration mineral Leases or development programs. (NF)

    The foregoing percentages will apply at the time of the purchase of a security.

                              SEI TAX EXEMPT TRUST
                        KANSAS TAX FREE INCOME PORTFOLIO
                            Oaks, Pennsylvania 19456
                                 (800) 342-5734

                       STATEMENT OF ADDITIONAL INFORMATION

                         RELATING TO SPECIAL MEETING OF
                    SHAREHOLDERS OF THE SEI TAX EXEMPT TRUST


    This Statement of Additional Information is not a prospectus but should be read in conjunction with the Combined Proxy Statement/Prospectus dated March __, 1997 for the Special Meeting of Shareholders of Kansas Tax Free Income Portfolio (the "Fund" or the "Reorganizing Fund"), a series of SEI Tax Exempt Trust ("SEI Trust"), to be held on April __, 1997. Copies of the Combined Proxy Statement/Prospectus may be obtained at no charge by calling SEI Financial Services Company at 800-341-5734.

    Unless otherwise indicated, capitalized terms used herein and not otherwise defined have the same meanings as are given to them in the Combined Proxy Statement/Prospectus.

    Further information about the Reorganizing Fund is contained in and incorporated by reference to SEI Tax Exempt Trust's Statement of Additional Information dated December 31, 1996, which is included herewith. The audited financial statements for the Reorganizing Fund contained in their Annual Report, dated August 31, 1996 and their unaudited financial statements contained in their Semi-Annual Report dated February 29, 1996 are incorporated herein by reference and included herewith. No other parts of the Annual Report or Semi-Annual Report are incorporated herein by reference.

    Further information about INTRUST Funds Trust contained in, and incorporated herein by reference to, the Statement of Additional Information for Kansas Tax Exempt Bond Fund (the "Acquiring Fund"), which is included herewith. The Acquiring Fund was not operational as of February 21, 1997.

    The date of this Statement of Additional Information is March __, 1996.

                               TABLE OF CONTENTS



General Information...........................................................
Financial Statements for SEI Tax Exempt Trust.................................
Financial Statements for INTRUST Funds Trust..................................
Statement of Additional Information for SEI Tax Exempt Trust..................
Statement of Additional Information for INTRUST Funds Trust...................

                              GENERAL INFORMATION


    The Shareholders of the SEI Tax Exempt Trust are being asked to consider and approve an Agreement and Plan of Reorganization (the "Reorganization Agreement") by and between SEI Tax Exempt Trust and INTRUST Funds Trust and the transactions contemplated thereby.

    The Reorganization Agreement provides that the Reorganizing Fund will transfer substantially all its assets and its stated liabilities to the Acquiring Fund.

    In exchange for the transfers of these assets and liabilities pursuant to the Reorganization Agreement, INTRUST Funds Trust will simultaneously issue shares of the Acquiring Fund to the Reorganizing Fund. The Reorganizing Fund will then distribute shares of the Acquiring Fund to its shareholders, in liquidation of the Reorganizing Fund. As a result upon effectiveness of the reorganization, the Reorganizing Fund will cease to exist and its shareholders will be shareholders of the corresponding Acquiring Fund.

    The INTRUST Kansas Tax Exempt Bond Fund will not be operational before the Reorganization. Accordingly, no pro forma financial information showing the impact of the Reorganization is presented.

    The Special Shareholders Meeting of SEI Tax Exempt Trust to consider the Reorganization Agreement and the related transactions will be held at the offices of INTRUST Bank N.A., 105 North Main Street, Box One, Wichita, Kansas 67201, on April __, 1997 at ___ _.m. Eastern Time.

    For further information about these transactions, see the Combined Proxy Statement/Prospectus.

Item 15.    Indemnification.

            As permitted by Section 17(h) and (i) of the Investment Company Act of 1940 (the "1940 Act") and pursuant to Article X of the Registrant's Trust Instrument (Exhibit 1 to the Registration Statement), Section 4 of the Master Investment Advisory Contract between Registrant and INTRUST (Exhibit 5(a) to this Registration Statement), and Section 14 of the Master Distribution Contract between Registrant and BISYS (Exhibit 6 to this Registration Statement), officers, trustees, employees and agents of the Registrant will not be liable to the Registrant, any shareholder, officer, trustee, employee, agent or other person for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant understands that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

            The Registrant will purchase an insurance policy insuring its officers and trustees against liabilities, and certain costs of defending claims against such officers and trustees, to the extent such officers and trustees are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. The insurance policy also insures the Registrant against the cost of indemnification payments to officers under certain circumstances.

            Section 4 of the Master Investment Advisory Contract between Registrant and INTRUST and Section 9 of the Master Distribution Contract between Registrant and BISYS limit the liability of INTRUST, and BISYS to liabilities arising from willful misfeasance, bad faith or gross negligence in the performance of their respective duties or from reckless disregard by them of their respective obligations and duties under the agreements.

            The Registrant hereby undertakes that it will apply the indemnification provisions of its Declaration of Trust, By-Laws, Investment Advisory Contracts and Distribution Contract in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the 1940 Act so long as the interpretations of Section 17(h) and 17(i) of such Act remain in effect and are consistently applied.

Item 16. Exhibits

      --      (1)       Trust Instrument.

      --      (2)       Bylaws of Registrant.

              (3)       None.

              (4) Agreement and Plan of Reorganization, filed herewith as Exhibit A to Combined Proxy Statement/Prospectus.

              (5)       None.

      --      (6)(a)    Form of Master Investment Advisory Agreement and
                        Supplements between Registrant and Adviser.

      --      (6)(b)    Form of Sub-Advisory Agreements between Adviser and Sub-
                        Advisers.

      -       (6)(c)    Form of Agreement among the Fund, AMR Investment
                        Services Trust, AMR Investment Services, Inc. and
                        INTRUST Bank N.A. relating to the International Multi-
                        Manager Stock Fund.

      -       (6)(d)    Form of Master Administration Agreement and Supplements
                        between Registrant and Administrator.

      -       (7)       Form of Master Distribution Contract and Supplements
                        between Registrant and Distributor.

      -       (8)       None.

      --      (9)       Form of Custodian Contract between Registrant and
                        Custodian.

      -       (10)(a)   Form of 12b-1 Distribution Plan and Agreements.

      -       (10)(b)   Form of 18f-3 Plan.

              (11)      Consent of Baker & McKenzie, counsel to Registrant.

              (12)      To be filed.

      -       (13)(a)   Transfer Agency Agreement and Service Agreement.

      --      (13)(b)   Form of Service Organization Agreement.

              (14)(a) Consent of KPMG Peat Marwick LLP, independent public accountants for INTRUST Funds Trust.

              (14)(b) Consent of Arthur Andersen LLP, independent public accountants for SEI Tax Exempt Trust.

              (15)    None.

      -       (16)    Powers of Attorney.

              (17)(a) Form of Proxy filed herewith as Exhibit 17(a).

              (17)(b) Prospectus dated January 9, 1997 for INTRUST Funds
                      Trust-Kansas Tax Exempt Bond Fund, Institutional class shares.

              (17)(c) Statement of Additional Information dated January 9, 1997 for INTRUST Funds Trust-Kansas Tax Exempt Bond Fund, Institutional class shares.

              (17)(d) Prospectus dated December 31, 1996 for the SEI Tax Exempt
                      Trust-Kansas Tax Free Income Fund, Class A Shares.

              (17)(e) Statement of Additional Information dated December 31,
                      1996 for the SEI Tax Exempt Trust-Kansas Tax Free Income Fund, Class A Shares.

              (17)(f) Financial Statements as of and for the year ended
                      August 31, 1996 and Report of independent public accountants thereon as contained in the Annual Report to Shareholders of SEI Kansas Tax Exempt Trust.


------------------

- Incorporated by reference to Pre-effective Amendment No. 2 to Registrant's Registration Statement.

-- Incorporated by reference to Pre-effective Amendment No. 3 to Registrant's Registration.

Item 17. Undertakings.

      1. The undersigned Registrant agrees that prior to any public reoffering of the Securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      2. The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment, shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

      3. Registrant undertakes to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the proposed Reorganizations within a reasonable time after receipt of such opinion.

                                  SIGNATURES


              As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York, and State of New York, on February 21, 1997.


                                       INTRUST FUNDS TRUST


                                       By:
                                           ---------------------------------
                                             David Bunstine, President

            As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

           SIGNATURE                      TITLE                     DATE
           ---------                      -----                     ----
/s/Terry L. Carter*
-------------------------
Terry L. Carter                  Trustee                       February 21,1997

/s/Thomas F. Kice*
-------------------------
Thomas F. Kice                   Trustee                       February 21, 1997

/s/George Mileusnic*
-------------------------
George Mileusnic                 Trustee                       February 21, 1997

/s/John J. Pileggi
-------------------------
John J. Pileggi                  Trustee                       February 21, 1997

/s/Thomas E. Shea*
-------------------------
Thomas E. Shea                   Trustee                       February 21, 1997

/s/David Bunstine
-------------------------
David Bunstine                   President and Treasurer       February 21, 1997


*By
    ----------------------------------
      John J. Pileggi, Attorney-In-Fact

*Pursuant to Power of Attorney filed with Pre-Effective Amendment No. 2.